Financial Statements Seaport Therapeutics, Inc. As of December 31, 2025 and 2024, for the period from October 18, 2024 to December 31, 2024 and for the years ended December 31, 2025 and 2024 (not covered by the auditor’s report) With Report of Independent Auditors Exhibit 99.1

F-1 Seaport Therapeutics, Inc. INDEX TO CONSOLIDATED FINANCIAL STATEMENTS Audited Consolidated Financial Statements for the years ended December 31, 2025 and 2024* Report of Independent Auditors F-2 Consolidated Balance Sheets as of December 31, 2025 and 2024 F-4 Consolidated Statements of Operations and Comprehensive Loss for the years ended December 31, 2025 and 2024* F-5 Consolidated Statements of Convertible Preferred Stock and Stockholders' Deficit for the years ended December 31, 2025 and 2024* F-6 Consolidated Statements of Cash Flows for the years ended December 31, 2025 and 2024* F-7 Notes to Consolidated Financial Statements F-8 *Not covered by the auditor’s report Audited Consolidated Financial Statements as of December 31, 2024 and for the Period from October 18, 2024 to December 31, 2024 Consolidated Balance Sheet F-33 Consolidated Statement of Operations and Comprehensive Loss F-34 Consolidated Statement of Convertible Preferred Stock and Stockholders' Deficit F-35 Consolidated Statement of Cash Flows F-36 Notes to Consolidated Financial Statements F-37

F-2

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date the consolidated financial statements are available to be issued. Auditors' Responsibilities for the Audit of the Consolidated Financial Statements Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with US GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements. In performing an audit in accordance with US GMS, we: • Exercise professional judgment and maintain professional skepticism throughout the audit. • Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. • Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed. • Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements. • Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time. We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit. February 27, 2026 F-3

F-4 Seaport Therapeutics, Inc. Consolidated Balance Sheets December 31, 2025 and 2024 (In thousands, except share and per share amounts) December 31, 2025 2024 Assets Current assets: Cash and cash equivalents $ 46,042 $ 309,099 Short-term investments 169,941 — Prepaid expenses and other current assets 7,247 1,053 Total current assets 223,230 310,152 Property and equipment, net 412 240 Right-of-use assets - operating leases 4,813 4,931 Long-term investments 17,670 — Other non-current assets 2,884 454 Total assets $ 249,009 $ 315,777 Liabilities, convertible preferred stock and stockholders' deficit Current liabilities: Accounts payable $ 2,007 $ 4,733 Related party payable 7 351 Accrued expenses and other current liabilities 9,131 5,208 Operating lease liability 1,637 857 Total current liabilities 12,782 11,149 Operating lease liability, net of current portion 3,444 4,149 Total liabilities 16,226 15,298 Commitments and contingencies (Note 14) Series A-1 convertible preferred stock, par value $0.0001; 40,000,000 shares authorized, issued, and outstanding; liquidation preference of $4,000 as of December 31, 2025 and 2024 — — Series A-2 convertible preferred stock, par value $0.0001; 26,342,102 shares authorized, issued and outstanding; liquidation preference of $100,100 as of December 31, 2025 and 2024 99,757 99,757 Series B convertible preferred stock, par value $0.0001; 47,578,938 shares authorized; 47,578,934 shares issued and outstanding; liquidation preference of $226,000 as of December 31, 2025 and 2024 225,571 225,571 Stockholders' deficit Common stock, par value $0.0001; 159,070,000 shares authorized; 8,151,200 and 8,150,000 shares issued and outstanding as of December 31, 2025 and 2024, respectively 1 1 Additional paid-in capital 21,262 14,378 Accumulated other comprehensive income 301 — Accumulated deficit (114,109) (39,228) Total stockholders' deficit (92,545) (24,849) Total liabilities, convertible preferred stock and stockholders' deficit $ 249,009 $ 315,777 The accompanying notes are an integral part of these consolidated financial statements.

F-5 Seaport Therapeutics, Inc. Consolidated Statements of Operations and Comprehensive Loss December 31, 2025 and 2024* (In thousands, except share and per share amounts) Year Ended December 31, 2025 2024* Operating expenses: Research and development (1) (including stock-based compensation expense of $2.3 million and $0.7 million for 2025 and 2024, respectively) $ 66,313 $ 25,070 General and administrative (2) (including stock-based compensation expense of $4.6 million and $15.2 million for 2025 and 2024, respectively) 20,981 27,346 Total operating expenses 87,294 52,416 Loss from operations (87,294) (52,416) Other income (expense), net Interest income, net 11,403 5,537 Research and development tax credit 1,898 — Other (expense), net (115) — Total other income, net 13,186 5,537 Loss before income taxes (74,108) (46,879) Income tax provision 773 — Net loss $ (74,881) $ (46,879) Other comprehensive income (loss), net of tax: Foreign currency translation adjustment (9) — Unrealized gain on available-for-sale securities 310 — Comprehensive loss $ (74,580) $ (46,879) Net loss per share, basic and diluted $ (10.04) $ (15.83) Weighted-average common shares outstanding, basic and diluted 7,456,011 2,961,543 (1) Includes related-party amounts of $0.3 million and $14.2 million for research and development expenses for the years ended December 31, 2025 and 2024, respectively. See Note 17—Related Parties. (2) Includes related-party amounts of $0.1 million and $5.8 million for general and administrative expenses for the years ended December 31, 2025 and 2024, respectively. See Note 17—Related Parties. *Not covered by the auditor’s report The accompanying notes are an integral part of these consolidated financial statements.

Seaport Therapeutics, Inc.
Consolidated Statements of Convertible Preferred Stock and Stockholders' Deficit
December 31, 2025 and 2024*
(In thousands, except share amounts)

	Series A-1 Convertible Preferred Stock		Series A-2 Convertible Preferred Stock		Series B Convertible Preferred Stock		Common Stock						
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Net Parent Investment	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Total Stockholders' Deficit
Balance as of December 31, 2023*	—	$ —	—	$ —	—	$ —	—	$ —	$ (6,462)	$ —	$ —	$ —	$ (6,462)
Net loss attributable to Seaport	—	—	—	—	—	—	—	—	(9,714)	—	—	—	(9,714)
Net transfers from PureTech Health plc prior to formation	—	—	—	—	—	—	—	—	13,967	—	—	—	13,967
Stock-based compensation expense allocated from PureTech Health plc	—	—	—	—	—	—	—	—	146	—	—	—	146
Issuance of common stock to PureTech Health plc upon formation	—	—	—	—	—	—	1,000	—	—	—	—	—	—
Issuance of common stock and Series A-1 convertible preferred stock to PureTech Health plc upon Asset Transfer	40,000,000	—	—	—	—	—	949,000	—	—	—	—	—	—
Reclassification of net investments from PureTech Health plc	—	—	—	—	—	—	—	—	2,063	—	(2,063)	—	—
Issuance of Series A-2 convertible preferred stock, net of issuance costs of $343	—	—	26,342,102	99,757	—	—	—	—	—	—	—	—	—
Issuance of Series B convertible preferred stock, net of issuance costs of $429	—	—	—	—	47,578,934	225,571	—	—	—	—	—	—	—
Issuance of common stock	—	—	—	—	—	—	950,000	—	—	—	—	—	—
Issuance of restricted stock	—	—	—	—	—	—	6,250,000	1	—	—	—	—	1
Stock-based compensation expense	—	—	—	—	—	—	—	—	—	14,378	—	—	14,378
Net loss	—	—	—	—	—	—	—	—	—	—	(37,165)	—	(37,165)
Balance as of December 31, 2024*	40,000,000	$ —	26,342,102	$ 99,757	47,578,934	$225,571	8,150,000	$ 1	$ —	$ 14,378	$ (39,228)	$ —	$ (24,849)
Exercise of stock options	—	—	—	—	—	—	1,200	—	—	1	—	—	1
Stock-based compensation expense	—	—	—	—	—	—	—	—	—	6,883	—	—	6,883
Unrealized gain on investments	—	—	—	—	—	—	—	—	—	—	—	310	310
Cumulative translation adjustment	—	—	—	—	—	—	—	—	—	—	—	(9)	(9)
Net loss	—	—	—	—	—	—	—	—	—	—	(74,881)	—	(74,881)
Balance as of December 31, 2025	40,000,000	$ —	26,342,102	$ 99,757	47,578,934	$225,571	8,151,200	$ 1	$ —	$ 21,262	$ (114,109)	$ 301	$ (92,545)

*Not covered by the auditor's report

The accompanying notes are an integral part of these consolidated financial statements.

F-6

Seaport Therapeutics, Inc.
Consolidated Statements of Cash Flows
December 31, 2025 and 2024*
(In thousands)

	Year Ended December 31, 2025		2024*	
Operating activities				
Net loss	$	(74,881)	$	(46,879)
Adjustments to reconcile net loss to net cash used in operating activities:				
Stock-based compensation expense		6,883		14,524
Depreciation expense		173		166
Loss on disposal of property, plant and equipment		11		—
Amortization of operating lease right-of-use assets		1,232		48
Net amortization of premiums and discounts on investments		(3,430)		—
Changes in operating assets and liabilities:				
Prepaid expenses and other current assets		(6,212)		(508)
Other non-current assets		(1,556)		—
Accounts payable		(2,726)		1,723
Related party payable		(344)		351
Accrued expenses and other current liabilities		3,947		919
Operating lease liability		(1,039)		27
Net cash used in operating activities		(77,942)		(29,629)
Investing activities				
Purchases of investments		(396,389)		—
Proceeds from maturities of investments		212,500		—
Purchases of property and equipment		(356)		(113)
Net cash used in investing activities		(184,245)		(113)
Financing activities				
Payment of deferred offering costs		(874)		—
Proceeds from exercise of stock options		1		—
Net transfers from PureTech Health plc		—		13,967
Proceeds from the issuance of Series A-2 convertible preferred stock (1)		—		100,100
Payment of issuance costs associated with issuance of Series A-2 convertible preferred stock		—		(343)
Proceeds from the issuance of Series B convertible preferred stock (2)		—		226,000
Payment of issuance costs associated with issuance of Series B convertible preferred stock		—		(429)
Net cash (used in) provided by financing activities		(873)		339,295
Effect of exchange rates on cash and cash equivalents		3		—
Net increase (decrease) in cash and cash equivalents		(263,057)		309,553
Cash, cash equivalents, and restricted cash, beginning of period		309,553		—
Cash, cash equivalents, and restricted cash, end of period	$	46,496	$	309,553
Supplemental disclosure of non-cash operating, financing, and investing information:				
Operating lease right-of-use assets obtained in exchange for lease liabilities	$	1,114	$	4,979
Cash paid for income taxes	$	258	$	—
Deferred offering costs included in accounts payable and accrued expenses	$	365	$	—
Fixed assets recorded in accounts payable	$	12	$	—

(1) Includes proceeds from certain related parties of $32.0 million. See Note 17—Related Parties.

(2) Includes proceeds from certain related parties of $16.7 million. See Note 17—Related Parties.

*Not covered by the auditor's report

The accompanying notes are an integral part of these consolidated financial statements.

F-7

F-8 Seaport Therapeutics, Inc. Notes to Consolidated Financial Statements December 31, 2025 and 2024 (not covered by the auditor’s report) 1. NATURE OF BUSINESS AND BASIS OF PRESENTATION Background Seaport Therapeutics, Inc., and its consolidated subsidiaries, Seaport or the Company, is a clinical-stage therapeutics company focused on inventing and developing medicines for patients with depression, anxiety, and other debilitating neuropsychiatric disorders using the Company's proprietary Glyph Platform. The accompanying financial statements include the historical financial position, results of operations, and comprehensive loss, convertible preferred stock and stockholders’ deficit, and cash flows of the Glyph platform business, or the Seaport Business, which was a business of PureTech Health plc and its consolidated subsidiaries, or PureTech, a public company incorporated, domiciled and registered in the United Kingdom. The Seaport Business was historically managed as part of PureTech prior to the completion of the spin-off of the Seaport Business from PureTech in April 2024, pursuant to the Asset Transfer Agreement (as defined below). The Company, which holds the assets, liabilities, and operations associated with the Seaport Business, was incorporated under the laws of the State of Delaware as SP Therapeutics, Inc. on April 1, 2024, and changed its name to Seaport Therapeutics, Inc. on April 2, 2024. Its wholly owned subsidiary, SPTX, Inc., or SPTX, was a previously created entity in February 2024 under the laws of the State of Delaware under the name Seaport Therapeutics, Inc. and changed its name to SPTX, Inc. in April 2024. In April 2024, the Company entered into a share exchange agreement with SPTX, which resulted in SPTX becoming the Company’s wholly owned subsidiary. See Note 10—Common Stock, for further disclosure regarding the share exchange with SPTX. The Company is subject to risks and uncertainties common to early-stage companies in the biotechnology industry, including, but not limited to, completion of preclinical studies and clinical trials, obtaining regulatory approvals for product candidates, dependence on key personnel, protection of intellectual property, compliance with government regulations, and ability to secure capital necessary to fund operations. Product candidates currently under development by the Company will require significant additional research and development efforts, including preclinical and clinical development, and regulatory approval prior to commercialization. There can be no assurance that the Company’s research and development efforts will be successfully completed, that any product candidates developed will obtain necessary government regulatory approval, or that any products, if approved, will be commercially viable. The Company operates in an environment of rapid technological innovation and substantial competition from pharmaceutical and biotechnology companies. Even if the Company’s product development efforts are successful, it is uncertain when, if ever, the Company will realize significant product revenue from product sales. The Asset Transfer and Series A Financing The Company was incorporated in April 2024 by PureTech LYT Inc., or PureTech LYT, a wholly owned subsidiary of PureTech, as the sole stockholder, and the Company issued 1,000 shares of its common stock to PureTech LYT. On April 8, 2024, or the Asset Transfer Date, the Company entered into an asset transfer agreement, as amended in December 2025, or the Asset Transfer Agreement with PureTech Health LLC, or PureTech Health, and PureTech LYT, pursuant to which PureTech Health and PureTech LYT, agreed to contribute, convey, assign, transfer, and deliver to the Company all of its right, title, and interest in, to and under the assets related to its Glyph technology and products, or the Asset Transfer. As consideration, the Company issued to PureTech LYT 40,000,000 shares of its Series A-1 convertible preferred stock and 949,000 shares of its common stock on the Asset Transfer Date, and also agreed to contingent payments to PureTech upon successful development and commercialization of products developed using the Glyph platform, each of which is referred to as a Seaport Glyph Product, including; milestone payments of up to an aggregate of $10.0 million for the first product covered by assets transferred through the Asset Transfer Agreement, or the Seaport Glyph Product, of $2.0 million for the first patient dosed in the first phase 3 clinical trial, $4.0 million for the first commercial sale in the United States, $2.0 million for the first commercial sale in a major European market, and $2.0 million for the first commercial sale in Japan, and for each subsequent Seaport Glyph Product, the Company has agreed to make milestone payments of $1.0 million for the first patient dosed in the first phase 3 clinical trial, $2.0 million for the first commercial sale in the United States, $1.0 million for the first commercial sale in a major European market, and $1.0 million for the first commercial sale in Japan. In addition, the Company is obligated to pay royalties between 3% and 5% on the annual net sales of each Seaport Glyph Product and a percentage of net income generated by the Company from third parties on any products licensed under the Glyph intellectual property which was transferred as part of the Asset Transfer Agreement. The Company determined that the Asset Transfer and related spin-off transaction represented the transfer of a business between entities under common control. As a result, the net liabilities were transferred from PureTech to the Company at PureTech's carrying amounts on the Asset Transfer Date, and the Company ascribed a nil value to the Series A-1 convertible preferred stock and common stock issued to PureTech Health and PureTech LYT. The consolidated financial statements for the

F-9 period prior to the Asset Transfer Date, were prepared on a “carve-out” basis from the consolidated financial statements of PureTech to represent Seaport Business’ financial position, results of operations, changes in net parent investment and cash flows as if the Seaport Business existed on a standalone basis. Effective April 8, 2024, the Company’s financial statements are presented on a consolidated basis, as PureTech Health and PureTech LYT completed the transfer of the Seaport Business on such date. The audited financial statements for the year presented, including the historical results of the Company prior to April 8, 2024, are referred to as the consolidated financial statements. Concurrently, upon entry into the Asset Transfer Agreement, the Company entered into a stock purchase agreement with PureTech LYT and other third-party investors, pursuant to which the Company issued and sold shares of its Series A-2 convertible preferred stock, or the Series A Financing, and together with the Asset Transfer, the Transaction. Subsequent to the Transaction, PureTech LYT remained the controlling investor of the Company, until the completion of the Company’s Series B convertible preferred stock financing, or the Series B Financing (as further discussed herein), in October 2024. The Series B Financing resulted in a decrease to PureTech LYT’s fully diluted ownership, resulting in PureTech LYT no longer maintaining a controlling interest in the Company. See Note 9—Convertible Preferred Stock, for further disclosure regarding issuances of the Company's convertible preferred stock. Basis of Presentation The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, or GAAP. These consolidated financial statements include the accounts of Seaport Therapeutics, Inc. and its wholly owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation. For the period prior to the Transaction, the accompanying consolidated financial statements of the Company have been prepared on a standalone basis and are derived from PureTech’s consolidated financial statements and accounting records. The consolidated financial statements reflect PureTech’s historical accounting policies, adjusting for differences between International Financial Reporting Standards and GAAP as appropriate. These consolidated financial statements do not purport to reflect what the Company’s results of operations, financial position, or cash flows would have been had the Company operated as a standalone company during the period prior to the Transaction, nor are they indicative of the Company’s future results of operations, financial position, or cash flows. As the Company’s operations were not historically conducted by a single legal entity, net parent investment is shown in lieu of stockholders’ equity in the historical consolidated financial statements for the period prior to the Transaction. Net parent investment represents the cumulative investment by PureTech in the Seaport Business through the Transaction date, inclusive of operating results. All transactions between the Seaport Business and PureTech were effectively settled in the consolidated financial statements at the time the Transaction was recorded. The effects of the settlement of such transactions between the Seaport Business and PureTech are reflected in the consolidated statements of cash flows as “Net transfers from PureTech Health plc” within financing activities and in the statement of convertible preferred stock and stockholders' deficit as “Net parent investment” for the year ended December 31, 2024. The Company was dependent upon PureTech for all of its working capital and financing requirements through the date of the Transaction. PureTech used a centralized approach for cash management and the financing of its operations. There were no cash amounts specifically attributable to the Seaport Business prior to the Transaction; therefore, cash and cash equivalents were excluded in the consolidated financial statements prior to the Transaction. The consolidated financial statements of the Company include, for the period prior to the Transaction, the assets, liabilities, and expenses of PureTech that Seaport management determined were specifically identifiable to the Seaport Business and its related programs, as well as indirect costs that are not specifically identifiable to the Seaport Business or its related programs but are deemed necessary to operate as a standalone entity. The assets and liabilities in the consolidated financial statements for the period prior to the Transaction were recorded based on their legal title or related to the exclusive use of the Seaport Business. Shared assets were not included on the consolidated balance sheet, but costs reflecting the use of such assets by the Seaport Business were reflected in the consolidated statements of operations and comprehensive loss for the year ended December 31, 2024. Indirect costs are the costs of support functions that are provided on a centralized basis by PureTech prior to the Transaction, which include, but are not limited to, facilities, information technology, insurance, quality, compliance, finance, human resources, legal, corporate strategy, corporate governance, and other general and administrative type functions. The consolidated financial statements of the Company also include, for the period prior to the Transaction, indirect costs that have been allocated to the Seaport Business for the purposes of preparing the consolidated financial statements based on proportional cost allocation methods using headcount, proportional time spent, and other organizational activities, as applicable, which were considered to be reasonable reflections of the utilization of services provided to or benefit received by the Seaport Business for the period prior to the Transaction. Seaport management considers that such allocations were made on a reasonable basis; however, these allocations may not necessarily be indicative of the costs that would have been incurred if the Seaport Business had operated on a standalone basis for the full year ended December 31, 2024 and, therefore, may not be indicative of

F-10 the Company’s results of operations, financial position, and cash flows had the Company operated as a standalone entity prior to the Transaction. See Note 17—Related Parties, for additional information regarding related-party transactions with PureTech. As of December 31, 2025, PureTech continued to provide various research and development and corporate services under the transition services agreement, or the TSA, which was initially set to terminate one year following the date of the Asset Transfer Agreement. In 2025, the TSA was amended to extend through July 2026 to provide ad-hoc support; however, the total value of the incremental services are not material. Going Concern Management has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements were available to be issued. The Company has incurred losses and negative cash flows from operations since inception, including net losses of $74.9 million and $46.9 million for the years ended December 31, 2025 and 2024, respectively, and cash used in operations of $77.9 million and $29.6 million for the years ended December 31, 2025 and 2024, respectively. The Company expects to continue to generate operating losses and negative cash flows for the foreseeable future as the Company continues to develop its product candidates. The Company’s future operations will be dependent on its ability to raise additional capital to finance such operations. The Company’s consolidated financial statements have been prepared assuming it will continue as a going concern, which presumes it will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the ordinary course of business. The Company believes its cash and cash equivalents and investments of $233.7 million as of December 31, 2025 will be sufficient to fund its expected operating expenses and capital expenditure requirements for at least 12 months from the date these consolidated financial statements were available to be issued. Until such time that the Company can generate significant product revenue, if ever, the Company expects to fund its operations through equity offerings or debt financings, credit or loan facilities, collaborations, out-license arrangements, other capital resources, or a combination of one or more of these funding sources. The terms of any financing may adversely affect the holdings or the rights of the Company’s stockholders. The Company’s failure to raise or secure capital as and when needed could have a negative impact on its financial condition and its ability to pursue its business strategies. If adequate funds are not available to the Company, the Company may be required to delay, reduce, or eliminate clinical programs, obtain funds through arrangements with collaborators on terms unfavorable to the Company, or pursue merger or acquisition strategies. There can be no assurances the Company will be successful in obtaining sufficient capital on acceptable terms to fund continuing operations, if at all. 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES Use of Estimates The preparation of the Company’s consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of expenses during the reporting year presented. Management of the Company evaluates its estimates which include, but are not limited to, accrued research and development expenses and stock-based compensation expense for periods after the Transaction. For the period before the Transaction, Management included allocations of direct expenses and indirect expenses, such as personnel-related expenses, including stock-based compensation, facility, information technology, or IT, and other general overhead expenses from PureTech. The Company based its estimates on the historical experience of PureTech and on various other assumptions that are believed to be reasonable. Actual results may differ from these estimates under different assumptions or conditions. Foreign Currency The financial statements of the Company’s foreign subsidiary are measured using the local currency as the functional currency. Assets and liabilities are translated from their functional currency to their U.S. dollar equivalents at balance sheet date exchange rates and revenue and expenses are translated from functional currency to U.S. dollar equivalents at average exchange rates in effect during the year. Any gain or loss from these translations are included in accumulated other comprehensive loss. Realized foreign currency transaction gains and losses are included in other expense, net in the consolidated statements of operations and comprehensive loss. Cash, Cash Equivalents, and Restricted Cash The Company considers all highly liquid investments that are readily convertible into cash with original maturities of three months or less at the date of purchase to be cash equivalents. The Company invests excess cash primarily in overnight cash sweeps and money market funds which are highly liquid and have high credit ratings. Such investments are subject to minimal

F-11 credit and market risks. The Company classifies all cash of which use is limited by contractual provisions as restricted cash. Restricted cash is recorded on the consolidated balance sheet within other non-current assets and includes amounts held as a security deposit for a letter of credit in connection with leased facilities and its corporate card program. The following table summarizes the Company’s cash, cash equivalents, and restricted cash (in thousands): December 31, 2025 2024 Cash and cash equivalents $ 46,042 $ 309,099 Restricted cash within other non-current assets 454 454 Total cash, cash equivalents, and restricted cash per the consolidated statements of cash flows $ 46,496 $ 309,553 Investments Short-term investments consist of investments in United States treasuries with original maturities greater than ninety days and less than one year from the balance sheet date. Long-term investments consist of investments in United States treasuries with maturities of greater than one year from the balance sheet date and are not expected to be used to fund current operations. The Company classifies all of its investments as available-for-sale securities. Accordingly, these investments are recorded at fair value. Realized gains and losses, amortization and accretion of discounts and premiums are included in other income, net. Unrealized gains and losses on available-for-sale securities are included in other comprehensive income as a component of stockholders’ equity until realized. The Company assesses its available-for-sale securities under the available-for-sale debt security impairment model in ASC Topic 326, Financial Instruments - Credit Losses, as of each reporting date in order to determine if a portion of any decline in fair value below carrying value recognized on its available-for-sale debt securities is the result of a credit loss. For any available-for-sale debt securities that may be in an unrealized net loss position, the Company does not intend to sell, and it is not more likely than not that the Company will be required to sell, such securities before recovery of their amortized cost bases. The Company records credit losses in the consolidated statements of operations and comprehensive loss as a component of other income, net, which is limited to the difference between the fair value and the amortized cost of the security. To date, the Company has not recorded any credit losses on its available-for-sale debt securities. Accrued interest receivable related to the Company's available-for-sale securities is presented within prepaid and other current assets on the Company's consolidated balance sheet. The Company has elected the practical expedient available to exclude accrued interest receivable from both the fair value and the amortized cost basis of available-for-sale debt securities for the purposes of identifying and measuring any impairment. The Company writes off accrued interest receivable once it has determined that the asset is not realizable. Any write offs of accrued interest receivable are recorded by reversing interest income, recognizing credit loss expense, or a combination of both. To date, the Company has not written off any accrued interest receivable associated with its investments. Concentrations of Credit Risk Financial instruments that potentially expose the Company to concentrations of credit risk primarily consist of cash, cash equivalents and investments. The Company invests its excess cash, in line with its investment policy. The Company maintains its cash and cash equivalent balances with high-quality financial institutions and, consequently, the Company believes that such funds are subject to minimal credit risk. At times, the Company’s cash and cash equivalents may be uninsured or in deposit accounts that exceed Federal Deposit Insurance Corporation limits. The Company’s cash equivalents and investments are comprised of money market funds and investments that are invested in U.S. Treasury obligations. The Company has no significant off-balance sheet risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements. Deferred Offering Costs The Company capitalizes certain legal, professional, accounting and other third-party fees that are directly associated with in-process equity financings as deferred offering costs until such financings are consummated. After consummation of an equity financing, these costs are recorded as a reduction of the proceeds from the offering, either as a reduction of the carrying value of the convertible preferred stock or in stockholders’ equity (deficit) as a reduction of additional paid-in capital generated as a result of the offering. Should the in-process equity financing be abandoned or delayed the deferred offering costs would be expensed immediately as a charge to operating expenses in the consolidated statements of operations and comprehensive loss. The Company recorded deferred offering costs of $1.2 million within other non-current assets as of December 31, 2025. There were no deferred offering costs as of December 31, 2024.

F-12 Fair Value of Financial Instruments Accounting Standards Codification, or ASC, Topic 820, Fair Value Measurement, or ASC 820, identifies fair value as the exchange price, or exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants, or in the absence of a principal market, the most advantageous market for the investment or liability. As a basis for considering market participant assumptions in fair value measurements, ASC 820 establishes a three-tier fair value hierarchy that gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are as follows: • Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. • Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. • Level 3 inputs are unobservable inputs that reflect the Company’s own assumptions about the assumptions market participants would use in pricing the asset or liability. To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Property and Equipment Property and equipment are stated at cost, less accumulated depreciation, and consists of lab equipment, furniture and fixtures, and leasehold improvements. Depreciation of property and equipment are calculated using the straight-line method over the estimated useful lives of the assets. Significant replacements and improvements are capitalized, while maintenance and repairs, which do not improve or extend the life of the respective assets, are charged to expense as incurred. The estimated useful lives of the Company’s respective assets are as follows: Estimated Useful Life Lab equipment 5 years Furniture and fixtures 5 years Leasehold improvements The lesser of 5 years or the remaining term of the lease Upon retirement or disposal of property and equipment, the cost, and related accumulated depreciation are removed from the consolidated balance sheet and any gain or loss is reflected in the consolidated statements of operations and comprehensive loss. Impairment of Long-Lived Assets Long-lived assets, such as property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Factors that the Company considers in deciding when to perform an impairment review include significant underperformance of the business in relation to expectations, significant negative industry or economic trends and significant changes or planned changes in the use of the assets. If an impairment review is performed to evaluate a long-lived asset group for recoverability, the recoverability of the asset group to be held and used is measured by a comparison of the carrying amount of an asset group to future undiscounted cash flows expected to be generated by the asset group. If the carrying amounts of the asset group is less than its future undiscounted cash flows, an impairment loss is then measured by comparing the fair value of the asset group to its respective carrying amount. There have been no impairments of long-lived assets recorded for the years ended December 31, 2025 or 2024. Leases The Company accounts for leases in accordance with ASC 842, Leases. At the inception of an arrangement, the Company determines whether the arrangement is or contains a lease based on the relevant facts and circumstances present in the arrangement. Leases with a term greater than one year are recognized on the consolidated balance sheet as right-of-use assets and short-term and long-term lease liabilities, as applicable. The Company typically only includes an initial lease term in its assessment of a lease arrangement, and options to renew a lease are not included in the Company’s assessment unless there is reasonable certainty that the Company will renew. The Company has elected not to recognize leases with an original term of one year or less on the consolidated balance sheet. Leases contain both lease and non-lease components. Non-lease components may include common area maintenance, utilities, and other operating costs. The Company combines the lease and non-lease components in its lease arrangements as a

F-13 single lease component. Variable costs are not included in the measurement of right-of-use assets and lease liabilities and are expensed when incurred. Operating lease liabilities and their corresponding right-of-use assets are initially recorded at the lease commencement date based on the present value of lease payments measured over the expected remaining lease term. Certain adjustments to right- of-use assets may be required for items such as prepaid lease payments or any incentives received. The Company measures the net present value of lease payments using a discount rate based on the interest rate implicit in the lease or an incremental borrowing rate if the rate implicit in the lease is not readily determinable. The interest rate implicit in the lease contracts is typically not readily determinable, and as a result, the Company estimates an incremental borrowing rate, which reflects the fixed rate at which the Company could borrow on a collateralized basis the amount of the lease payments in the same currency, for a similar term, in a similar economic environment. To estimate the incremental borrowing rate, a credit rating applicable to the Company is estimated using a synthetic credit rating analysis since the Company does not currently have any outstanding third- party debt or a rating agency-based credit rating. Operating lease costs are expensed using the straight-line method over the lease term and are classified within research and development or general and administrative expense based on the use of the underlying facility or using a reasonable allocation method. Assumptions that the Company made at the commencement date are re-evaluated upon occurrence of certain events, including a lease modification. Convertible Preferred Stock The Company has classified its convertible preferred stock as temporary equity on the Company’s consolidated balance sheets due to the terms that allow for redemption of the shares in cash upon certain deemed liquidation events that are not solely within the control of the Company. The Company initially recorded its Series A-2 and Series B convertible preferred stock at fair value, net of issuance costs. The occurrence of such deemed liquidation event is not currently probable and thus the carrying values of the convertible preferred stock are not being adjusted to their redemption values. Subsequent adjustments to the carrying values of the convertible preferred stock would be made only when a deemed liquidation event becomes probable. Research and Development Costs Research and development, or R&D, costs are expensed as incurred. Internal costs include personnel related expenses, stock-based compensation, facility and IT costs, and depreciation. External costs include fees for goods and services to conduct clinical and non-clinical activities, such as costs paid to contract research organizations, consulting fees, laboratory services and supplies, and costs incurred in connection with license agreements. Prior to the Transaction, these expenses included allocations from PureTech. The Company is required to estimate its accrued R&D costs as of the end of the reporting period. In accruing R&D costs, the Company estimates the period over which services will be performed or goods will be provided and the level of effort to be performed in each period. The financial terms of the R&D contracts vary and may result in payments that do not match the periods over which the goods or services are provided. The Company accrues costs under its contracts based on analyzing the work performed and amounts paid. In circumstances where amounts have been paid in excess of costs incurred, the Company records the excess as prepaid expense and recognizes research and development expense as the goods are received or the related services are rendered. General and Administrative Expenses General and administrative expenses are primarily comprised of employee-related expenses, including stock-based compensation and occupancy costs, depreciation, and third-party expenses related to finance, legal and other general and administrative functions. Prior to the Transaction, these expenses included allocations from PureTech. Intellectual Property Matters The Company expenses costs associated with intellectual property-related matters as incurred and classifies such costs as general and administrative expenses within the consolidated statements of operations and comprehensive loss. Asset Acquisitions and Acquired In-Process Research and Development Expenses The Company accounts for acquisitions of assets or a group of assets that do not meet the definition of a business as asset acquisitions based on the cost to acquire the asset or group of assets, which include certain transaction costs. In an asset acquisition, the cost to acquire is allocated to the identifiable assets acquired and liabilities assumed based on their relative fair values as of the acquisition date. No goodwill is recorded in an asset acquisition. Assets that are acquired in an asset acquisition for use in research and development activities that have an alternative future use are capitalized as in-process research and development, or IPR&D. Acquired IPR&D that has no alternative future use as of the acquisition date is recognized as research and development expense as of the acquisition date. The Company will recognize additional research and development expenses

F-14 in the future or capitalize such amounts for completed technology if and when the Company becomes obligated to make contingent milestone payments under the terms of the agreements by which it acquired the IPR&D assets. Contingent consideration in asset acquisitions is measured and recognized when payment becomes probable and reasonably estimable. Subsequent changes in the accrued amount of contingent consideration are measured and recognized at the end of each reporting period and upon settlement as an adjustment to the cost basis of the acquired asset or group of assets, or, if related to IPR&D with no alternative future use, charged to expense. The Company did not recognize any IPR&D expense during the years ended December 31, 2025 and 2024. Stock-Based Compensation Employees of the Company participate in the Company’s stock-based compensation plans and prior to the Transaction, participated in PureTech's stock-based compensation plans. Stock-based compensation expense allocated to the Company for the period prior to the Transaction relates to equity awards issued by PureTech, including stock options, service-based restricted stock unit awards and performance-based restricted stock unit awards with both market and performance conditions. Stock-based compensation expense recorded during the period prior to the Transaction was recognized through allocations, based on the proportion of time the employee spent on the Seaport Business during the year presented and PureTech's estimate of fair value. Stock-based compensation expense associated with service-based awards granted by PureTech was recognized over the requisite service period of the awards, which is generally the vesting period, on a straight-line basis. Service-based awards granted to employees under the PureTech plans generally vest in four equal annual installments, commencing on the first anniversary of the date of grant, provided the employee remains continuously employed during the applicable vesting period. Performance-based restricted stock unit awards granted under the PureTech plans to its executives included both performance and market conditions, and did not have a material impact on the consolidated financial statements for the years ended December 31, 2025 and 2024. Stock-based compensation expense of the Company for periods subsequent to the Transaction relates to equity awards issued by the Company to its employees and non-employees under its 2024 Equity Incentive Plan, or the 2024 Plan, including stock options and restricted stock awards with both service and performance-based vesting conditions. Stock-based compensation expense is measured at estimated fair value on the grant date and is recognized as compensation expense over the requisite service period, which is the vesting period during which an employee provides service in exchange for the award. Compensation expense for awards to non-employees is recognized in the same manner as if the Company had paid cash in exchange for the goods or services, which is generally over the vesting period of the award. Forfeitures are accounted for as they occur. Stock-based compensation expense for service-only based awards is recognized on a straight-line basis. Stock-based compensation expense for awards with both performance and service-based vesting conditions is recognized over the requisite service period using an accelerated attribution method, commencing once the performance conditions are considered probable of being achieved, using management’s best estimates. The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option pricing model, which requires inputs based on certain subjective assumptions, including the expected stock price volatility, the expected term of the award, the risk-free interest rate, and expected dividends. The fair value of each restricted stock award granted is measured on the date of grant at the estimated fair value of the common stock. Because there has not historically been a public market for the Company’s common stock, the estimated fair value of common stock was determined by the Company’s Board of Directors as of the date of each option grant, with inputs from management, considering third-party valuations of its common stock as well as the Company’s Board of Directors’ assessment of additional objective and subjective factors that it believed were relevant. These third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately Held Company Equity Securities Issued as Compensation. The Company estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies. The expected term of the Company’s stock options has been determined utilizing the “simplified” method. The risk- free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant for time periods approximately equal to the expected term of the award. There is no expected dividend yield since the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. The Company classifies stock-based compensation expense in the consolidated statements of operations and comprehensive loss in the same manner in which the award recipients’ payroll costs are classified or in which the award recipients’ service payments are classified. See Note 11—Stock-Based Compensation, for more information. Australia Research and Development Tax Credit The Company is eligible to obtain certain research and development tax credits, through its wholly owned Australian

F-15 subsidiary, as part of a program administered by the Australian Tax Office. The Company recognizes the research and development incentive as income within other income (expense), net within the consolidated statements of operations and comprehensive loss as it incurs costs eligible for reimbursement under the Australia R&D credit program when it is reasonably assured that the cash incentive will be received, as evidenced through enrollment in the program and when the applicable conditions under the program have been met. Income Taxes Prior to the Transaction, the Company was included in PureTech’s income tax returns, and all income taxes were paid by PureTech. Income tax expense and other income tax related information contained in these consolidated financial statements prior to the Transaction are presented on a separate return approach as if the Company filed its own tax return for those periods. Under this approach, the provision for income taxes represents income tax paid or payable (or received or receivable) for the current year plus the change in deferred taxes during the year calculated as if the Company were a standalone taxpayer filing hypothetical income tax returns. Current income tax liabilities were assumed to be immediately settled with PureTech and were relieved through the “Net parent investment” account and were reflected as “Net transfers from PureTech Health plc” within financing activities in the consolidated statements of cash flows. The Company recognizes income taxes under the asset and liability method. Deferred income taxes are recognized for differences between the financial reporting and tax basis of assets and liabilities at enacted statutory tax rates in effect for the years in which the differences are expected to reverse. The effect on deferred taxes of a change in tax rates are recognized in income in the period that includes the enactment date. In evaluating the Company’s ability to recover its deferred tax assets, the Company considers all available positive and negative evidence including its past operating results, the existence of cumulative losses in the most recent fiscal years, changes in the business in which the Company operates and its forecast of future taxable income. In determining future taxable income, the Company is responsible for assumptions utilized, including the amount of pre- tax operating income, the reversal of temporary differences and the implementation of feasible and prudent tax planning strategies. These assumptions require significant judgment about the forecasts of future taxable income and are consistent with the plans and estimates that the Company is using to manage the underlying business. The Company accounts for uncertain tax positions using a more-likely-than-not threshold for recognizing and resolving uncertain tax positions. The evaluation of uncertain tax positions is based on factors including, but not limited to, changes in tax law, the measurement of tax positions taken or expected to be taken in tax returns, the effective settlement of matters subject to audit, new audit activity, and changes in facts or circumstances related to a tax position. The Company also accrues for potential interest and penalties related to unrecognized tax benefits in income tax expense. For the years ended December 31, 2025 and 2024, the Company had no tax reserves accrued for uncertain tax positions. Comprehensive Loss Comprehensive loss is comprised of net loss and other comprehensive income (loss). Other comprehensive income (loss) consists of unrealized gains on available-for-sale securities and foreign currency translation adjustments. Net Loss per Share The Company applies the two-class method when computing net loss per share attributable to common stockholders as the Company has issued shares that meet the definition of participating securities. The two-class method determines net loss per share for each class of common and participating securities according to dividends declared or accumulated and participation rights in undistributed earnings. The two-class method requires income (loss) available to common stockholders for the period to be allocated between common and participating securities based upon their respective rights to share in the undistributed earnings as if all income (loss) for the period had been distributed. The Company considers its convertible preferred stock to be participating securities as, in the event a dividend is paid on common stock, the holders of convertible preferred stock would be entitled to receive dividends on a basis consistent with the common stockholders. There is no allocation required under the two- class method during periods of loss since the participating securities do not have a contractual obligation to share in the losses. Basic net loss per share is computed by dividing the net loss in each period by the weighted average number of shares of common stock outstanding during such period, excluding potentially dilutive common shares. Diluted net loss per share is computed similarly to basic net loss per share except that the denominator is increased to include the number of additional shares of common stock that would have been outstanding if the potential shares of common stock had been issued and if the additional shares of common stock were dilutive. The shares of common stock and convertible preferred stock distributed to PureTech upon the formation of the Company and on the effective date of the Asset Transfer were considered as outstanding in the calculation of basic and diluted earnings per share for the period prior to the formation of the Company and the Asset Transfer, as the formation and Asset Transfer were deemed to be common control transactions. Additionally, the SPTX March 2024 Shares were considered outstanding in the calculation of basic and diluted earnings per share as of their date of issuance and the SPTX February 2024 Shares were considered outstanding in the calculation of diluted earnings per share as of their date of issuance (See Note 10—Common Stock, for definitions and further disclosure regarding these SPTX shares). The Company had no additional shares of common stock outstanding or any potentially dilutive equity instruments other than described above prior to its formation and the Asset Transfer Date. See Note 16—Net Loss per Share for definitions and further disclosure.

Segment Information

Operating segments are defined as components of an enterprise for which separate and discrete information is available for evaluation by the chief operating decision-maker, or CODM, in deciding how to allocate resources and assess performance. The Company has one operating and reportable segment, which is the business focused on advancing the development of neuropsychiatric medicines in areas of high unmet patient needs using the Company's proprietary Glyph™ Platform. The Company’s CODM, its chief executive officer, manages the Company’s operations on a consolidated basis for the purpose of allocating resources. All of the Company’s long-lived assets are held in the United States. See Note 15—Segments, for further disclosure regarding the Company’s segment information.

Recently Adopted Accounting Pronouncements

In December 2023, the FASB issued ASU No. 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*, or ASU 2023-09. Additionally, the amendments in the ASU 2023-09 update require entities to disclose certain information about income taxes paid, income tax disaggregation, disclosures around unrecognized tax benefits, and the removal of disclosures related to temporary differences surrounding deferred tax liabilities to enhance the transparency and decision usefulness of income tax disclosures. For public entities, the amendments in this update are effective for fiscal years beginning after December 15, 2024 and for entities other than public entities, the amendments in this update are effective for fiscal years beginning after December 15, 2025. Early adoption is permitted for any annual periods for which financial statements have not been issued or made available for issuance. The Company elected to early adopt the standard in 2025 on a retrospective basis. See Note 12- Income Taxes, for further disclosure.

Recently Issued Accounting Standards Updates

From time to time, new accounting pronouncements are issued by the FASB, or other standard-setting bodies that are adopted by Seaport as of the specified effective date. The Company qualifies as an ‘‘emerging growth company’’ as defined in the Jumpstart Our Business Startups Act of 2012 and has elected not to ‘‘opt out’’ of the extended transition related to complying with new or revised accounting standards, which means that when a standard is issued or revised and it has different application dates for public and non-public companies, the Company can adopt the new or revised standard at the time non-public companies adopt the new or revised standard and can do so until such time that the Company either (i) irrevocably elects to ‘‘opt out’’ of such extended transition period or (ii) no longer qualifies as an emerging growth company. The Company may choose to early adopt any new or revised accounting standards whenever such early adoption is permitted for non-public companies. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2024, the FASB issued ASU 2024-03, *Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses*, or ASU 2024-03, which is intended to provide more detailed information about specified categories of expenses (purchases of inventory, employee compensation, depreciation, and amortization) included in certain expense captions presented on the statement of operations. The guidance in ASU 2024-03 is effective for fiscal years beginning after December 15, 2026. Early adoption is permitted. The amendments may be applied either (1) prospectively to financial statements issued for periods after the effective date of ASU 2024-03 or (2) retrospectively to all prior periods presented in the financial statements. The Company is currently evaluating the impact that the adoption of ASU 2024-03 may have on its consolidated financial statements and disclosures for fiscal years beginning after December 15, 2026.

3. PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following (in thousands):

	Year Ended December 31,	
	2025	2024
Prepaid research and development	$ 3,026	$ 389
Interest receivable	1,733	—
Australia research and development tax credit receivable	1,296	—
Prepaid other	1,175	393
Prepaid employee compensation and benefits	17	271
Prepaid expenses and other current assets	$ 7,247	$ 1,053

F-16

F-17 4. FAIR VALUE MEASUREMENTS The following table sets forth by level, within the fair value hierarchy, the financial assets, and liabilities carried at fair value on a recurring basis (in thousands): December 31, 2025 Total Quoted prices in active markets for identical assets (Level 1) Significant other observable inputs (Level 2) Significant unobservable inputs (Level 3) Cash equivalents: Money market funds $ 45,710 $ 45,710 $ - $ - Investments: U.S. treasuries 187,611 - 187,611 - Total financial assets $ 233,321 $ 45,710 $ 187,611 $ — December 31, 2024 Total Quoted prices in active markets for identical assets (Level 1) Significant other observable inputs (Level 2) Significant unobservable inputs (Level 3) Cash equivalents: Money market funds $ 308,849 $ 308,849 $ - $ - Total financial assets $ 308,849 $ 308,849 $ - $ - As of December 31, 2025 and 2024, the Company’s cash equivalents consisted of money market funds which are classified as Level 1 financial assets, as these assets are valued using quoted market prices in active markets without any valuation adjustment. As of December 31, 2025, the Company's investments consisted of United States treasuries, which are classified as Level 2 financial assets. The Company estimates the fair value of the investments by taking into consideration valuations obtained from third-party pricing sources. As of December 31, 2025 and 2024, the Company had no financial liabilities that required fair value measurement. During the years ended December 31, 2025 and 2024, there were no transfers or reclassifications between fair value measurement levels of assets. The carrying amounts reflected in the consolidated balance sheets for prepaid expenses and other current assets, accounts payable, related party payable and accrued expenses and other current liabilities approximate fair value due to their short-term nature. 5. INVESTMENTS The following table summarizes the Company’s investments held as of December 31, 2025. December 31, 2025 Amortized Cost Unrealized Holding Gains Unrealized Holding Losses Fair Value Short-term investments: U.S. Treasuries $ 169,662 $ 279 $ — $ 169,941 Long-term investments: U.S. Treasuries 17,639 31 — 17,670 Total financial assets $ 187,301 $ 310 $ — $ 187,611 As of December 31, 2025, the Company's investments were in net unrealized gain position of $0.3 million. These amounts are included in other comprehensive income (loss) in the consolidated statements of operations and comprehensive loss.

As of December 31, 2025, there were no investments in an unrealized loss position. The Company determined that there was no material credit risk associated with its investments as of December 31, 2025. As a result, the Company did not record any charges for credit-related impairments for its investments during the year ended December 31, 2025. As of December 31, 2025, the Company's investments had remaining maturities of two years or less. The Company did not have any investments as of December 31, 2024.

6. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following (in thousands):

	December 31,	
	2025	2024
Lab equipment	$ 943	$ 976
Leasehold improvements	432	101
Furniture and fixtures	26	—
Total	1,401	1,077
Less: Accumulated depreciation	(989)	(837)
Property and equipment, net	$ 412	$ 240

Depreciation expense was $0.2 million and $0.3 million for the years ended December 31, 2025 and 2024, respectively. The depreciation expense recorded for the year ended December 31, 2024 consisted of $0.2 million of depreciation expense on the Company's assets included on the consolidated balance sheet as of December 31, 2024 and $0.1 million of allocated depreciation expense from PureTech associated with shared assets.

7. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following (in thousands):

	December 31,	
	2025	2024
Accrued research and development expense	$ 2,639	$ 1,567
Accrued personnel and bonus expense	5,192	2,915
Accrued professional and legal fees	260	384
Accrued other	1,040	342
Accrued expenses and other current liabilities	$ 9,131	$ 5,208

8. MONASH LICENSE AGREEMENT

In April 2024, PureTech Health exclusively assigned to the Company, and the Company assumed all rights and obligations under a license agreement entered into in August 2017 between PureTech Health and Monash University, or the Original License Agreement. In March 2025, the Company entered into an amended and restated license agreement with Monash University, which amended and restated the Original License Agreement, or the Monash License Agreement.

Pursuant to the Monash License Agreement, Monash University grants the Company (i) a worldwide, exclusive, sublicensable license under certain Monash University intellectual property rights, including patent rights related to the Glyph platform, or the Licensed Patents, know-how, and intellectual property stemming from joint research and development activities, for the purpose of developing and commercializing products in all fields with one exception, (ii) a worldwide, non-exclusive, sublicensable license under certain background technology and certain other intellectual property strictly to the extent necessary to exercise the license described in subclause (i) above, and (iii) a first right and an exclusive option to obtain an exclusive license to any invention generated by Monash University outside of the Licensed Patents and pertaining to certain prodrug technology. Additionally, the Company and Monash University agreed to collaborate in conducting research and development activities.

Under the Monash License Agreement, the Company has agreed to use reasonable commercial endeavors to (i) develop at least one Licensed Product, (ii) seek regulatory approval for at least one Licensed Product, and (iii) after receipt of such regulatory approval in the United States or Europe, promote, and develop the sale of at least one Licensed Product in such territory. Monash University agrees to provide reasonable technical assistance and advice based on Monash University's know-how relating to the technology licensed under the Monash License Agreement. The Company granted Monash University a non-exclusive, perpetual, royalty-free license under the Licensed Patents, related know-how, and intellectual property stemming from joint research and development activities solely for academic, teaching, and non-commercial collaborative research uses, which

F-18

F-19 includes the right to sublicense for non-commercial collaborative research to other academic institutions or non-commercial research entities. As consideration for the licenses granted by Monash University, the Company is required to pay Monash University: (i) between 3% and 5% on net sales per calendar year (subject to certain reductions); (ii) a low-double digit percentage of any net income received under a sublicense (subject to a license payment stacking reduction) with the percentage varying based on the development stage of the Licensed Products at the time the sublicense is granted during the term of the Monash License Agreement; (iii) an agreed upon research funding amount to progress mutually agreed research and development or commercialization activities; (iv) a mid-five-figure annual maintenance fee during the term of the agreement commencing on the third anniversary of the execution date of the Original License Agreement until the first commercial sale of a Licensed Product creditable against net income sharing, royalties, and milestone payments; (v) milestone payments in the event of successful development milestones of up to $1.075 million per Licensed Product for the first three Licensed Products; and (vi) milestone payments in the event of successful commercial milestones of up to $7.25 million per Licensed Product for the first three Licensed Products. The Company is also obligated to (a) pay all costs incurred for the prosecution and maintenance of the Licensed Patents and patent filings stemming from collaboration activities and (b) reimburse Monash University for all patent prosecution costs of the Licensed Patents prior to the execution date of the Original License Agreement. The Monash License Agreement commenced on the execution date of the Original License Agreement and will expire seven years after the last of the Licensed Patents expires, unless terminated earlier. Either party may terminate for due cause, including for material breach and bankruptcy. Monash University may terminate if the Company fails to meet its diligence requirements. Either party may terminate the Monash License Agreement if the Company determines that the activities are no longer commercially viable. The Monash License Agreement was determined to represent an asset acquisition, as the acquired licenses and intellectual property did not meet the definition of a business. All upfront consideration paid in exchange for the Monash License Agreement was expensed as research and development upon execution of the agreement, as the Licensed Patents and intellectual property was determined to represent in-process research and development with no alternative future use. Prior to the formation of the Company, PureTech paid $0.2 million in development milestones under the Monash License Agreement. During the year ended December 31, 2025 the Company paid $0.1 million in development milestones under the agreement. No milestones were paid by the Company under the Monash License Agreement during the year ended December 31, 2024. 9. CONVERTIBLE PREFERRED STOCK The Company has issued Series A-1 convertible preferred stock, or the Series A-1 Preferred Stock, Series A-2 convertible preferred stock, or the Series A-2 Preferred Stock, and Series B convertible preferred stock, or the Series B Preferred Stock, and collectively with the Series A-1 Preferred Stock and Series A-2 Preferred Stock, the Preferred Stock. Series A-1 and Series A-2 Preferred Stock In April 2024, the Company issued to PureTech LYT, a wholly owned subsidiary of PureTech, 40,000,000 shares of its Series A-1 Preferred Stock, as part of the consideration for the assets contributed to the Company as part of the Asset Transfer Agreement. No value was assigned to the Series A-1 Preferred Stock as it represented consideration paid as part of a common control transaction. See Note 1—Nature of Business and Basis of Presentation, for further disclosure of the Asset Transfer Agreement. Concurrently, upon the issuance of the Series A-1 Preferred Stock to PureTech LYT, the Company entered into a Series A-2 Preferred Stock Purchase Agreement, or the Series A-2 Financing, with PureTech LYT and other third-party investors pursuant to which the Company issued and sold 26,342,102 shares of its Series A-2 Preferred Stock at a price of $3.80 per share for gross aggregate proceeds of $100.1 million. See Note 17—Related Parties, for further disclosure of the issuances of the Company's Series A-2 Preferred Stock to related parties. Series B Preferred Stock In October 2024, the Company entered into a stock purchase agreement with new and existing investors, or the Series B Financing, pursuant to which the Company issued and sold an aggregate amount of 47,578,934 shares of its Series B Preferred Stock at a purchase price of $4.75 per share, for gross aggregate proceeds of $226.0 million. See Note 17—Related Parties, for further disclosure around the issuances of the Company's Series B Preferred Stock to related parties. Upon issuance of the Preferred Stock, the Company assessed the embedded conversion and liquidation features of the securities and determined that such features did not require the Company to separately account for these features.

As of December 31, 2025 and 2024, Preferred Stock consisted of the following (in thousands, except share and per share amounts):

	Preferred Stock Authorized	Preferred Stock Issued and Outstanding	Carrying Value	Liquidation Preference	Conversion Price per Share	Common Stock Issuable Upon Conversion
Series A-1 Preferred Stock	40,000,000	40,000,000	$ -	$ 4,000	$ 0.10	40,000,000
Series A-2 Preferred Stock	26,342,102	26,342,102	99,757	100,100	$ 3.80	26,342,102
Series B Preferred Stock	47,578,938	47,578,934	225,571	226,000	$ 4.75	47,578,934
Total Preferred Stock	113,921,040	113,921,036	$ 325,328	$ 330,100		113,921,036

As of December 31, 2025, the holders of the Preferred Stock have the following rights and preferences:

Voting

The holders of the Preferred Stock are entitled to vote, together with the holders of common stock, as a single class, on all matters submitted to the shareholders for a vote and are entitled to the number of votes equal to the number of shares of common stock into which the Preferred Stock would convert on the record date for determination of shareholders entitled to vote. The holders of the Preferred Stock generally vote together as a single class with holders of common stock except that, (i) the holders of Series A-1 Preferred Stock, exclusively and voting together as a separate class on an as converted basis, shall be entitled to elect two (2) directors of the Company, each, a Series A-1 Director, (ii) the holders of record of the shares of Series A-2 Preferred Stock, exclusively and voting together as a separate class on an as converted basis, shall be entitled to elect two (2) directors of the Company, each, a Series A-2 Director, (iii) the holders of record of the shares of Series B Preferred Stock, exclusively and voting together as a separate class on an as converted basis, shall be entitled to elect one (1) director of the Company, or the Series B Director and, together with the Series A-1 Directors and Series A-2 Directors, each, a Preferred Director.

Further, a majority vote of the holders of the Company's Preferred Stock is required to, among others, liquidate or dissolve the Company, amend the certificate of incorporation or bylaws, reclassify common stock or establish another class of capital stock, create shares that would rank senior to or authorize additional shares of Preferred Stock, declare a dividend or make a distribution, or change the authorized number of directors constituting the board of directors.

Dividends

The holders of the Preferred Stock are entitled to participate in any dividends payable to common stockholders on an as converted basis and have priority over the payment of dividends to holders of common stock.

In the case of a dividend on common stock or any class of stock that is convertible into common stock, the dividend per share of Preferred Stock would equal the product of (A) the dividend payable on each share of such class or series as if all shares of such class or series had been converted into common stock and (B) the number of shares of common stock issuable upon conversion of such share of Preferred Stock. In the case of a dividend on any class or series that is not convertible into common stock, the dividend per share of Preferred Stock would be determined by (A) dividing the amount of dividend payable on each share of such class or series of capital stock by the original issue price of such class or series and (B) multiplying such fraction by the original issue price of the applicable class or series of Preferred Stock.

Conversion

Each outstanding share of Preferred Stock is convertible, at any time, at its holder's discretion, and without the payment of additional consideration, into such whole number of fully paid, non-assessable shares of common stock, at the applicable conversion ratio then in effect. The conversion price for each share of Preferred Stock shall initially be equal to the original issuance price for such series of Preferred Stock and is subject to standard anti-dilutive adjustments for share splits and similar transactions. In the event certain conditions are not met prior to March 31, 2026, the conversion price of the Series B Preferred Stock will be reduced to $3.80. During the year ended December 31, 2025, the Company satisfied the applicable condition, thereby eliminating the conversion price reduction contingency.

Each outstanding share of Preferred Stock shall automatically be converted into fully-paid, non-assessable shares of common stock upon the earliest to occur of (i) the consummation of a qualified initial public offering at a public offering price of at least $5.70 per share, in a firm commitment resulting in at least $100.0 million of gross proceeds or (ii) the date specified by vote or written consent of the holders of at least a majority of the outstanding shares of the Preferred Stock, voting together as a single class on an as-converted basis, and the holders of a majority of the outstanding shares of Series A-2 Preferred Stock and Series B Preferred Stock, which majority must include at least one new investor from the Series B Financing that holds at least 2,100,000 shares of Series B Preferred Stock, voting together as a single class on an as-converted basis, or the Requisite Holders, and the holders of at least 65% of the then-outstanding shares of Series B Preferred Stock, or the Series B Majority.

There shall be no adjustment in the conversion price of the Preferred Stock as a result of the issuance or deemed issuance of additional shares of the Company's common stock if the Company receives written notice from the holders of at least a

F-20

F-21 majority of the then outstanding shares of Preferred Stock, voting together as a single class, and, solely in the respect of an adjustment in the conversion price of the Series B Preferred Stock, the Series B Majority, agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of additional shares of the Company’s common stock. Liquidation In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Company, or upon the occurrence of a Deemed Liquidation Event (as defined below), the holders of shares of Preferred Stock then outstanding shall be entitled, on a pari passu basis among the series of Preferred Stock, to be paid out of the assets or funds of the Company available for distribution to stockholders before any payment is made to the holders of common stock. The holders of Preferred Stock are entitled to an amount per share equal to the greater of (i) the original issue price for such series, plus any dividends declared but unpaid thereon, or (ii) the amount that would have been payable had all shares of each series of Preferred Stock been converted into common stock immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event. After the payment in full of the Preferred Stock preference amount, the remaining assets of the Company available for distribution to stockholders shall be distributed among the holders of common stock on a pro rata basis. Each of the following events shall be considered a “Deemed Liquidation Event,” unless the Requisite Holders, elect otherwise; a merger, consolidation, statutory conversion, transfer, domestication, continuance involving the Company or a subsidiary, or a sale, lease, or transfer of substantially all of the assets of the Company. Redemption The Preferred Stock does not have any redemption rights, except for the contingent redemption upon the occurrence of a Deemed Liquidation Event. 10. COMMON STOCK The voting, dividend, and liquidation rights of the holders of the Company’s common stock are subject to and qualified by the rights, powers, and preferences of the holders of the Preferred Stock set forth above. Each share of common stock entitles the holder to one vote, together with the holders of the Preferred Stock, on all matters submitted to the stockholders for a vote. The holders of common stock are entitled to receive dividends, if any, as declared by the Company’s board of directors, subject to the preferential dividend rights of Preferred Stock. As of December 31, 2025, no dividends have been declared or paid. As of December 31, 2025, the Company had authorized 159,070,000 shares of common stock, of which 8,151,200 were issued and outstanding, including 486,114 unvested shares of restricted common stock that are subject to service-based vesting as of December 31, 2025. Concurrent with the Transaction, the Company issued 2,500,000 shares of restricted common stock in exchange for shares of restricted common stock of SPTX. Such shares were originally issued upon the formation of SPTX in February 2024, or the SPTX February 2024 Shares. SPTX subsequently became a subsidiary of the Company upon the formation date. See Note 11—Stock-Based Compensation for further disclosure of restricted common stock issued by the Company. Concurrent with the Transaction, the Company issued 950,000 shares of common stock to a board member in exchange for shares of common stock of SPTX issued in March 2024, or the SPTX March 2024 Shares, and together with the SPTX February 2024 Shares, or the Exchange Shares. SPTX had no other material activity beyond its previously issued shares. In connection with the SPTX March 2024 Shares, the Company recognized $0.9 million of stock-based compensation expense in its consolidated statements of operations and comprehensive loss for the year ended December 31, 2024. The Company had no shares of common stock outstanding or any potentially dilutive equity instruments for any period prior to its formation and the Asset Transfer. 11. STOCK-BASED COMPENSATION PureTech Stock-based Compensation Plan PureTech has stock-based compensation plans which provide for granting equity awards, including non-qualified and incentive stock options, restricted stock, restricted stock units, cash-based awards, and performance shares to employees, officers, and directors of, and consultants to, PureTech. All stock-based compensation plans were managed on a consolidated basis by PureTech. Stock-based compensation expense was allocated to the Company based on the proportion of time each employee or non-employee spent on the Seaport Business in the period. Accordingly, the amounts presented are not necessarily indicative of future stock-based compensation of Seaport and do not necessarily reflect the amount that Seaport would have issued as an independent company for the year presented.

F-22 Under PureTech’s stock-based compensation plan, the Company’s employees transferred pursuant to the Asset Transfer were granted 22,500 stock options during the year ended December 31, 2024. During the year ended December 31, 2025, there were no stock options granted to the Company’s employees under PureTech’s stock-based compensation plan. PureTech utilized the Black-Scholes option-pricing model for estimating the fair value of the stock options issued under PureTech’s stock-based compensation plans on each grant date. The following table presents the assumptions used by PureTech in the Black-Scholes option-pricing model during the year ended December 31, 2024: December 31, 2024 Expected term (in years) 6.16 Risk-free interest rate 4.21 % Volatility 44.93 % Dividend yield — The weighted-average grant date fair value of options granted by PureTech during the year ended December 31, 2024 was $1.02. The aggregate intrinsic value is calculated as the difference between the exercise price and the market price of PureTech’s common stock at December 31, 2024. As of December 31, 2024, all outstanding stock options issued by PureTech to the Company’s employees were fully vested. Seaport employees continued to vest in their PureTech equity awards until the completion of the Company’s Series B Financing (as discussed in Note 9) in October 2024 at which time PureTech no longer maintained a controlling interest in the Company. Accordingly, Seaport employees forfeited their unvested awards in October 2024 as the employees were no longer deemed to be continuing service providers under PureTech’s plan, except for restricted stock units granted to an employee of Seaport for services performed to PureTech. As of December 31, 2024, Seaport employees held 873,617 of outstanding vested options that Seaport employees had 90 days to exercise from October 2024. 2024 Equity Incentive Plan The 2024 Equity Incentive Plan, or the 2024 Plan, was approved by the Company’s subsidiary’s Board and Stockholders and became effective for the Company in April 2024 and was subsequently amended in April 2024 and October 2024. Under the 2024 Plan, the Company can issue incentive stock options, stock appreciation rights, restricted stock, restricted stock units, and other stock-based awards to employees, directors, and consultants of the Company. The 2024 Plan is administered by the Company’s Board of Directors, or by a committee at the discretion of the Board of Directors. The exercise prices, vesting, and other restrictions are determined at the discretion of the Board of Directors, or its committee if so delegated, except that exercise prices of each stock option shall not be less than 100% of the fair market value of the Company’s common stock and that each stock option term cannot exceed 10 years. The Company’s Board of Directors determines the fair market value of the Company’s common stock, taking into consideration its most recently available valuation of common stock performed by third parties as well as additional factors which may have changed since the date of the most recent contemporaneous valuation through the date of grant. A total of 10,000,000 shares of common stock were initially reserved for issuance under the 2024 Plan, and it was subsequently amended to allow for the issuance of up to 38,607,011 shares of common stock. As of December 31, 2025, there were 4,722,667 awards available for future grants under the 2024 Plan. Shares of common stock underlying any awards that are forfeited, canceled, or reacquired by the Company prior to vesting will again be available for the grant of awards under the 2024 Plan. Through the completion of an Initial Public Offering, the Company will continue to grant additional equity awards to certain individuals to maintain in total a 12.5% ownership on a fully diluted basis as specified by underlying agreements. The vesting periods for stock options issued under the 2024 Plan generally vest over four years with a one-year cliff and equal monthly installments thereafter and may be subject to accelerated vesting. Performance-based options vest in three annual installments that are contingent upon the achievement of the Company’s annual goals. For restricted stock awards, the vesting periods can vary and may contain accelerated vesting that would result in unvested shares becoming fully vested upon the occurrence of certain events.

2024 Plan Stock Option Activity

The following is a summary of the Company's stock option award activity under the 2024 Plan during the year ended December 31, 2025:

	Number of Stock Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding at December 31, 2024	24,535,828	$ 1.37	9.60	$ 23,999
Granted	2,837,406	2.38	—	—
Exercised	(1,200)	0.97	—	—
Forfeited	(438,931)	2.18	—	—
Expired	(18,459)	0.97	—	—
Outstanding at December 31, 2025	26,914,644	$ 1.46	8.67	$ 28,669
Vested and expected to vest at December 31, 2025	26,914,644	$ 1.46	8.67	$ 28,669
Exercisable at December 31, 2025	15,728,318	$ 1.31	8.58	$ 19,208

The table above excludes the 718,500 performance-based options which have an exercise price of $2.35 per share, that were approved to be issued by the Company's Board of Directors in December 2024, but have not yet been deemed granted from an accounting perspective as of December 31, 2025.

The Company utilized the Black-Scholes option-pricing model for estimating the fair value of the stock options issued under the 2024 Plan on each grant date. The following table presents the ranges of assumptions used by the Company in the Black-Scholes option-pricing model during the years ended:

	December 31,	
	2025	2024
Expected term (in years)	5.19 - 6.08	5.19 - 6.08
Risk-free interest rate	3.73% - 4.39%	3.70% - 4.39%
Volatility	89.40% - 91.67%	87.10% - 92.33%
Dividend yield	0.00%	0.00%

The weighted-average grant date fair value of options granted during the years ended December 31, 2025 and 2024 was $1.82 and $1.02 per share, respectively. The aggregate intrinsic value is calculated as the difference between the exercise price and the fair value of the Company's common stock as of each period end or exercise date. The aggregate intrinsic value of options exercised during the year ended December 31, 2025 was not material. There were no stock options exercised during the year ended December 31, 2024.

As of December 31, 2025, there was $14.0 million in unrecognized stock-based compensation expense associated with issued and outstanding service-based stock options, which is expected to be recognized over a weighted-average period of 1.3 years and is partially subject to future accelerated vesting upon the close of an initial public offering.

2024 Plan Restricted Stock Awards

The Company has granted restricted stock awards to certain members of the Company's Board of Directors and Chief Executive Officer. Of the total 6,250,000 restricted stock awards granted: (i) 2,500,000 have service-based vesting in equal monthly installments over a three-year period, of which 50% of the unvested amount was subject to accelerated vesting upon the close of the Series B Financing and 50% of any unvested amounts is subject to future acceleration upon the close of an initial public offering; and (ii) 3,750,000 have performance based vesting which vested in full upon the close of the Series B Financing.

The following is a summary of the Company's restricted stock award activity under the 2024 Plan during the year ended December 31, 2025:

	Number of Units	Weighted-Average Fair Value
Unvested at December 31, 2024	902,778	$ 0.97
Vested	(416,664)	0.97
Unvested at December 31, 2025	486,114	$ 0.97

F-23

The total fair value of restricted stock awards granted during the year ended December 31, 2024 was $6.1 million. No restricted stock awards were granted during the year ended December 31, 2025. The total fair value of the restricted stock awards that vested during the year ended December 31, 2025 and 2024 was $0.4 million and $5.2 million, respectively, and the total stock-based compensation associated with the restricted stock awards during the years ended December 31, 2025 and 2024 was $0.4 million and $5.2 million, respectively. As of December 31, 2025, there was $0.5 million in unrecognized stock-based compensation expense associated with issued and outstanding restricted stock awards, which is expected to be recognized over a weighted-average period of 0.6 years.

Stock-Based Compensation Expense

The following table represents stock-based compensation expense recorded in the Company's consolidated statements of operations and comprehensive loss (in thousands):

	Year Ended December 31,	
	2025	2024
Research and development	$ 2,272	$ 562
General and administrative	4,611	13,962
Stock-based compensation expense	$ 6,883	$ 14,524

Total stock-based compensation expense for the year ended December 31, 2024 of $14.5 million included $14.4 million of stock-based compensation expense for Seaport employees, of which $9.6 million was due to accelerated vesting of certain awards upon the close of the Series B Financing, and $0.1 million of stock-based compensation expense associated with awards issued to Seaport employees prior to the Asset Transfer under PureTech's stock-based compensation plans. Seaport employees continued to vest in their PureTech equity awards until October 2024, at which time PureTech no longer maintained a controlling interest and the Seaport employees ceased to vest in their PureTech awards. No related tax benefits from stock-based compensation expense were recognized for the years ended 2025 or 2024.

During the year ended December 31, 2024, the Company allocated stock-based compensation of $1.3 million, associated with PureTech employee's equity awards who spent a proportion of time providing services to the Company through the Asset Transfer, which is excluded from the table above.

12. INCOME TAXES

Prior to the Transaction, income taxes and related income tax accounts have been calculated using the separate return method as if the Company filed income tax returns on a standalone basis. Prior to the Transaction, the Company's operations were calculated on a carve-out basis and included certain hypothetical tax attributes. Following the Transaction, these hypothetical tax attributes are not available for future utilization by the Company and were removed from the tax provision. Furthermore, the Company operated as part of PureTech until the completion of the Asset Transfer on April 8, 2024, and therefore the Company will be included in PureTech's U.S. Federal consolidated income tax return until that date.

The following table presents the components of loss before income taxes (in thousands):

	Year Ended December 31,	
	2025	2024
U.S.	$ (76,365)	$ (46,879)
Foreign	2,257	—
Loss before the provision for income taxes	$ (74,108)	$ (46,879)

F-24

F-25 The components of the provision for income taxes are as follows (in thousands): Year Ended December 31, 2025 2024 Current Federal $ — $ — State 146 — Foreign 627 — Total Current 773 — Deferred Federal — — State — — Foreign — — Total Deferred — — Total Provision $ 773 $ — A reconciliation of the federal statutory income tax rate to the effective tax rate, in accordance with the guidance in ASU 2023-09 which the Company has elected to retrospectively adopt, is as follows: Year Ended December 31, 2025 2024 U.S. Federal statutory tax rate $ (15,563) 21.0% $ (9,845) 21.0 % State and local income tax, net of federal income tax effect (1) 93 (0.1)% 3 — % Tax credits Research and development tax credits (2,149) 2.9% (1,043) 2.4 % Effect of cross border transactions 458 (0.6)% — — % Nontaxable or nondeductible item Stock compensation 571 (0.8)% 779 (1.7)% Changes in valuation allowance 17,129 (23.1)% 10,106 (21.7)% Other 234 (0.3)% — — % Effective Tax Rate $ 773 (1.0)% $ — (0.0)% (1) The state that contributes to the majority (greater than 50%) of the tax effect in this category is Massachusetts. The effective income tax rate differs from the U.S. federal statutory rate of 21.0% primarily as a result of the valuation allowance maintained against the Company’s U.S. net deferred tax assets. The amounts of cash taxes paid, net of refunds, by Seaport are as follows: Year Ended December 31, 2025 2024 US Federal $ — $ — US State and local: Massachusetts 155 — Foreign: Australia 103 — Total $ 258 $ —

F-26 Deferred tax assets and liabilities reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities were as follows (in thousands): 2025 2024 Deferred tax assets: Net operating losses $ 14,616 $ 1,940 Tax credits 3,674 946 Lease liability 1,360 1,349 Accrued expenses 1,272 751 Research and development expenses 9,456 4,505 Stock-based compensation 3,397 2,293 Other temporary differences 19 — Less: valuation allowance (32,506) (10,447) Total deferred tax assets $ 1,288 $ 1,337 Deferred tax liabilities: Right of use lease asset (1,288) (1,329) Property and equipment — (8) Total deferred tax liabilities $ (1,288) $ (1,337) Net deferred tax assets $ — $ — The Company’s change in its valuation allowance account with respect to deferred tax assets is as follows (in thousands): Year Ended December 31, 2025 2024 Beginning Balance $ 10,447 $ 15,850 Additions 22,059 13,039 Reductions — (18,442) Ending Balance $ 32,506 $ 10,447 The valuation allowance increased during the year ended December 31, 2025 primarily as a result of the increase to the Company’s taxable loss. The valuation allowance decreased during the year ended December 31, 2024 primarily as a result of the hypothetical tax attributes which are not available for future utilization by the Company as a result of the Transaction, partially offset by U.S. operating losses incurred, research credits generated, and capitalized research and other expenses generated after the Transaction. In determining the need for a valuation allowance, the Company considers the cumulative income or loss position. The Company has assessed, on a jurisdictional basis, the available means of recovering deferred tax assets, including the ability to carryback net operating losses, or NOLs, the existence of reversing taxable temporary differences, the availability of tax planning strategies, and forecasted future taxable income. At December 31, 2025, the Company maintained a full valuation allowance against its net deferred tax assets, as it has concluded that it is more likely than not that the deferred assets will not be utilized. As of December 31, 2025 and 2024, the Company had U.S. federal NOLs of $53.4 million and $7.2 million, respectively. The U.S. federal NOLs do not expire. As of December 31, 2025 and 2024, the Company had U.S. federal tax credit carryforwards of $2.9 million and $0.7 million, respectively, that begin to expire in 2044. As of December 31, 2025 and 2024, the Company had $53.7 million and $6.9 million, of state NOLs, respectively. These NOLs were generated in Massachusetts and that begin to expire in 2044. As of December 31, 2025 and 2024, the Company had U.S. state tax credit carryforwards of $1.0 million and $0.3 million, respectively, that begin to expire in 2039. Under Sections 382 and 383 of the U.S. Internal Revenue Code, if a corporation undergoes an ownership change, the corporation’s ability to use its pre-ownership change NOLs and other pre-ownership change tax attributes, such as research tax credits, to offset its post-change income and taxes may be limited. In general, an ownership change will occur if there is a cumulative change in the Company's ownership by 5% shareholders that exceeds 50 percentage points over a rolling three-year period. Similar rules may apply under U.S. state tax laws. Under the Tax Cuts and Jobs Act of 2017, the use of federal NOLs arising in taxable years beginning after December 31, 2017 is limited to 80% of current year taxable income and NOLs arising in taxable years ending after December 31, 2017 may not be carried back (though any such NOLs may be carried forward indefinitely).

The Company may have experienced an ownership change in the current period and may experience ownership changes in the future as a result of future transactions in its share capital, some of which may be outside of the control of the Company. As a result, if the Company earns net taxable income, its ability to use its pre-ownership change NOLs, or other pre-ownership change tax attributes, to offset U.S. federal and state taxable income and taxes may be subject to significant limitations.

Undistributed earnings of Seaport's foreign subsidiary are indefinitely invested outside the U.S. The majority of Seaport's cash flow is generated from domestic operations, and the Company is not dependent on foreign cash or earnings to meet funding requirements, nor does the Company intend to repatriate these undistributed foreign earnings to fund U.S. operations. As a result, the Company has not provided U.S. deferred taxes on these undistributed earnings because it intends that it will remain indefinitely reinvested outside of the U.S. and, therefore unavailable for use in funding U.S. operations. The Company estimates the income taxes that would be payable on the repatriation of the unremitted earnings would not be material.

The Company is subject to taxation in the United States and Australia. At December 31, 2025, the Company is subject to examination by taxing authorities in the United States and Australia for the years ended December 31, 2025 and 2024.

For the years ended December 31, 2025, and 2024, the Company had no tax reserves accrued for uncertain tax positions.

On July 4, 2025, the One Big Beautiful Bill Act H.R. 1 was signed into law in the U.S. The legislation has multiple effective dates, with certain provisions effective in 2025 and others implemented through 2027. The bill did not have a material impact on the Company's consolidated financial statements.

13. LEASES

In October 2024, the Company entered into an operating lease for office space in Boston, Massachusetts, which commenced in December 2024 and has an initial lease term that continues through October 20, 2030, with no options to extend. In conjunction with entering into the lease, the Company paid a security deposit of $0.2 million in the form of a letter of credit, which is recorded as restricted cash within other non-current assets on the Company's consolidated balance sheets as of December 31, 2025 and 2024.

In December 2024, the Company entered into a laboratory license agreement with a third party for lab space located in Boston, Massachusetts. The license commenced in January 2025 and is for an initial term of 24 months from the commencement date, with no renewal option.

Prior to entering into the lease and laboratory license agreement, the Company did not have any leases as it shared office and lab space with PureTech and made payments to PureTech under the TSA. See Note 17—Related Parties for further disclosure of transactions with PureTech.

The following table contains a summary of the components of lease costs recognized pertaining to the Company's operating leases (in thousands):

	Year Ended December 31,	
	2025	2024
Operating lease cost	$ 1,593	$ 75
Total lease cost	$ 1,593	$ 75

The following table contains a summary of other supplemental lease information pertaining to the Company's operating lease for the year ended December 31, 2025 and 2024:

	Year Ended December 31,	
	2025	2024
Other Lease Information		
Cash paid for amounts included in the measurement of lease liability—operating leases (in thousands)	$ 1,400	$ —
Weighted-average remaining lease term—operating leases	4.3	5.8
Weighted-average discount rate—operating leases	6.53%	6.61%

F-27

F-28 The table below reconciles future minimum payments under non-cancellable operating leases as of December 31, 2025 (in thousands): Operating Leases 2026 $ 1,635 2027 1,100 2028 1,079 2029 1,112 2030 918 Thereafter — Total lease payments 5,844 Less: interest (763) Total lease liabilities $ 5,081 14. COMMITMENTS AND CONTINGENCIES Legal Matters The Company, from time to time, may be involved with lawsuits arising in the ordinary course of business. The Company is not involved in any pending legal proceedings that it believes could have a material adverse effect on its financial condition, results of operations, or cash flows. Contracts The Company enters into contracts in the normal course of business with various third parties for preclinical research studies, clinical trials, testing, manufacturing, and other services. These contracts generally provide for termination upon notice and are cancellable without significant penalty or payment, and do not contain any minimum purchase commitments. License and Other Agreements The Company is obligated to make fixed and contingent payments under the Asset Transfer Agreement and Monash License Agreement. See Note 1—Nature of Business and Basis of Presentation, for further disclosure of the Asset Transfer Agreement and see Note 8—Monash License Agreement, for further disclosure of the Monash license agreement. Guarantees and Indemnification In the ordinary course of business, the Company may provide indemnification of varying scope and terms to vendors, lessors, business partners and other parties with respect to certain matters including, but not limited to, losses arising out of breach of such agreements or from intellectual property infringement claims made by third parties. In addition, the Company has entered into indemnification agreements with all board of directors that will require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is, in many cases, unlimited. To date, the Company has not incurred any material costs as a result of such indemnifications. The Company is not aware of any claims under indemnification arrangements that could have a material effect on its financial position, results of operations, or cash flows, and it has not accrued any liabilities related to such obligations in its consolidated financial statements as of December 31, 2025 and 2024. 401(k) Plan The Company has a defined-contribution savings plan under Section 401(k) of the IRC (the “401(k) Plan”). The 401(k) Plan covers all employees who meet defined minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pretax basis. The Company will make a contribution of 3% of each employee’s annual compensation up to annual safe harbor limits. The Company has expensed $0.4 million and $0.1 million in 401(k) contributions for the years ended December 31, 2025 and 2024, respectively. The Company participated in the PureTech defined-contribution plan through July 2025. Beginning in August 2025, the Company implemented its own defined-contribution plan for eligible employees.

Leases

See Note 13—Leases, for information related to the Company's lease obligations.

15. SEGMENTS

The Company has one operating and reportable segment focused on inventing and developing novel medicines for patients with depression, anxiety, and other debilitating neuropsychiatric disorders using the Company's proprietary Glyph™ Platform.

The CODM manages the Company's operations on a consolidated basis, and assesses performance based on consolidated net loss that is reported on the consolidated statements of operations and comprehensive loss. The CODM makes decisions about allocating resources and assessing performance for the entire company. The measure of segment assets is reported on the consolidated balance sheet as total consolidated assets.

The following table presents certain significant segment expenses that are regularly provided to the CODM (in thousands):

	Year Ended December 31,	
	2025	2024
Research and development expenses:		
GlyphAllo direct research and development expenses	$ 25,858	$ 7,396
GlyphAgo direct research and development expenses	13,546	5,204
Glyph2BLSD direct research and development expenses	6,437	—
Preclinical and early discovery assets	3,856	5,903
Personnel-related (including stock-based compensation expense of $2.3 million and $0.7 million for 2025 and 2024, respectively)	14,829	5,699
Other indirect research and development expenses	1,787	868
Total research and development expenses	66,313	25,070
General and administrative expenses:		
Personnel-related (including stock-based compensation expense of $4.6 million and $15.2 million for 2025 and 2024, respectively)	12,800	20,661
Other general and administrative expenses	8,181	6,685
Total general and administrative expenses[(1)]	20,981	27,346
Other segment items[(2)]	(12,413)	(5,537)
Net loss and comprehensive loss	$ 74,881	$ 46,879

(1) Other general and administrative expenses include professional fees, facilities, depreciation, IT, and other expenses.
(2) Other segment items include interest income, net, research and development tax credit, income tax provision, and other (expense), net.

16. NET LOSS PER SHARE

Upon the Company's formation on April 1, 2024, the Company issued 1,000 shares of its common stock to PureTech and on April 8, 2024, the effective date of the Asset Transfer, an additional 949,000 shares of its common stock were issued to PureTech. The aggregate 950,000 shares were considered outstanding for the full year and the Exchange Shares were considered outstanding based on their issuance or vesting dates, as applicable, in the calculation of basic and diluted earnings per share for the year ended December 31, 2024, as the formation, Asset Transfer and Exchange Shares were deemed to be common control transactions. There were no shares of the Company outstanding prior to the Company's formation and the Asset Transfer Date.

Under the two-class method, basic net loss per share is calculated by dividing the net loss attributable to common stockholders by the weighted average number of shares of common stock outstanding during the period, without consideration for potentially dilutive securities. The net loss available to common stockholders was not allocated to the Preferred Stock as the holders did not have a contractual obligation to share in losses. Diluted net loss per share is the same as basic net loss per share

F-29

for the years presented since the effects of any potentially dilutive securities, would be antidilutive given the net loss of the Company.

Basic and diluted net loss per share is calculated as follows (in thousands except share and per share amounts):

	Year Ended December 31,	
	2025	2024
Net loss	$ (74,881)	$ (46,879)
Net loss per share, basic and diluted	$ (10.04)	$ (15.83)
Weighted-average shares outstanding, basic and diluted	7,456,011	2,961,543

For accounting purposes, the computation of basic and diluted weighted-average common shares outstanding for the years ended December 31, 2025 and 2024, excludes all shares of unvested restricted common stock as such shares are not considered outstanding. See Note 11—Stock-Based Compensation, for more information.

The following outstanding potentially dilutive securities have been excluded from the calculation of diluted net loss per share attributable to common stockholders, as their effect is antidilutive:

	Year Ended December 31,	
	2025	2024
Stock options to purchase common stock [(1)]	26,914,644	24,535,828
Unvested restricted stock awards	486,114	902,778
Series A-1 Preferred Stock (as converted to common stock)	40,000,000	40,000,000
Series A-2 Preferred Stock (as converted to common stock)	26,342,102	26,342,102
Series B Preferred Stock (as converted to common stock)	47,578,934	47,578,934
Total	141,321,794	139,359,642

(1) The table above excludes the performance-based options, as they were not yet been deemed granted from an accounting perspective. See Note 11—Stock-Based Compensation, for more information.

17. RELATED PARTIES

During the year ended December 31, 2024, there was $5.5 million of corporate expense allocations from PureTech Health plc prior to the Transaction and $14.2 million of expenses incurred pursuant to the TSA after the Asset Transfer Date.

Prior to the Transaction, the Company historically operated as part of PureTech and not as a separate entity. Accordingly, for the period prior to the Transaction, certain corporate expenses represent shared costs of PureTech that were allocated to the Company based on a systematic and rational methodology and are reflected as expenses in these consolidated financial statements. These amounts include, but are not limited to, items such as payroll, general management and executive oversight, costs to support Seaport's information technology infrastructure, facilities, compliance, human resources, legal, and finance functions, risk management, and stock-based compensation, all of which supported the operations of PureTech as a whole. Corporate expense and shared cost allocations are generally allocated to the Company based on proportional cost allocation methods using headcount or proportional time worked supporting the Seaport Business and other organizational activities, as applicable, which were considered to be reasonable reflections of the utilization of services provided or benefit received by the Company during the periods presented prior to the Transaction. Total corporate expense allocations were $1.7 million in research and development and $3.8 million in general and administrative expenses during the year ended December 31, 2024. Net transfers from PureTech Health plc within financing activities in the consolidated statements of cash flows and the consolidated statements of convertible preferred stock and stockholders' deficit consist of the following (in thousands):

	Year Ended December 31,
	2024
Corporate cost allocations from PureTech	$ 5,459
General finance activities	8,508
Net transfers from PureTech	$ 13,967

As disclosed in Note 1—Nature of Business and Basis of Presentation, the Company entered into the Asset Transfer Agreement with PureTech and issued 40,000,000 shares of its Series A-1 Preferred Stock to PureTech LYT. In connection with entering into the Asset Transfer Agreement, the Company entered into the TSA with PureTech, under which the Company made an up-front payment of $0.5 million to reimburse PureTech for work performed by certain third-parties prior to the closing of the Asset Transfer Agreement to advance the Company's programs and activities. During the year ended December 31, 2025, the Company incurred $0.4 million of expenses from PureTech under the TSA of which $0.3 million related to research and

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F-31 development and $0.1 million related to general and administrative expenses. During the year ended December 31, 2024, the Company incurred $14.2 million of expenses from PureTech under the TSA of which $12.4 million related to research and development and $1.8 million related to general and administrative expenses. In April 2024, as part of its Series A-2 Financing, the Company issued and sold 8,421,052 shares of its Series A-2 Preferred Stock to PureTech LYT, at a purchase price of $3.80 per share for gross aggregate proceeds of $32.0 million. Subsequent to the Series A-2 financing, PureTech LYT remained the controlling investor of the Company. In October 2024, as part of its Series B Financing, the Company issued and sold an aggregate 3,031,578 and 494,734 shares of its Series B Preferred Stock to PureTech LYT and to certain of the Company’s management and board of directors, respectively, at a purchase price of $4.75 per share, for gross aggregate proceeds of $14.4 million and $2.3 million, respectively. Subsequent to the Series B Financing, PureTech LYT was no longer a controlling investor of the Company. During the year ended December 31, 2024 the Company paid $0.2 million, to Third Rock Ventures for professional fees. Such amounts were included in general and administrative expenses. During the year ended December 31, 2025, amounts paid to Third Rock Ventures were not material. 18. SUBSEQUENT EVENTS The Company has evaluated subsequent events through February 27, 2026, the date these consolidated financial statements were available to be issued. In January and February 2026, the Company granted 3,023,510 stock options, under the 2024 Plan, at an exercise price of $3.28 to the Company’s board of directors and employees, which vest over a one year and four- year period, respectively. The aggregate grant date fair value of these stock options granted by the Company was determined to be approximately $7.6 million. There were no other subsequent events that require adjustments to or disclosure in the financial statements.

F-32 Financial Statements Seaport Therapeutics, Inc. For the period from October 18, 2024 to December 31, 2024

F-33 Seaport Therapeutics, Inc. Consolidated Balance Sheet (In thousands, except share and per share amounts) December 31, 2024 Assets Current assets: Cash and cash equivalents $ 309,099 Prepaid expenses and other current assets 1,053 Total current assets 310,152 Property and equipment, net 240 Right-of-use assets - operating leases 4,931 Other non-current assets 454 Total assets $ 315,777 Liabilities, convertible preferred stock & stockholders' deficit Current liabilities: Accounts payable $ 4,733 Related party payable 351 Accrued expenses and other current liabilities 5,208 Current operating lease liability 857 Total current liabilities 11,149 Non-current operating lease liability 4,149 Total liabilities 15,298 Commitments and contingencies (Note 13) Series A-1 convertible preferred stock, par value $0.0001; 40,000,000 shares authorized, issued and outstanding as of December 31, 2024; liquidation preference of $4,000 as of December 31, 2024. — Series A-2 convertible preferred stock, par value $0.0001; 26,342,102 shares authorized, issued and outstanding as of December 31, 2024; liquidation preference of $100,100 as of December 31, 2024. 99,757 Series B convertible preferred stock, par value $0.0001; 47,578,938 shares authorized as of December 31, 2024; 47,578,934 shares issued and outstanding as of December 31, 2024; liquidation preference of $226,000 as of December 31, 2024. 225,571 Stockholders' deficit Common stock, par value $0.0001; 159,070,000 shares authorized as of December 31, 2024; 8,150,000 shares issued and outstanding as of December 31, 2024. 1 Additional paid-in capital 14,378 Accumulated deficit (39,228) Total stockholders' deficit (24,849) Total liabilities, convertible preferred stock and stockholders' deficit $ 315,777 The accompanying notes are an integral part of these consolidated financial statements.

F-34 Seaport Therapeutics, Inc. Consolidated Statement of Operations and Comprehensive Loss (In thousands) For the Period October 18, 2024 - December 31, 2024 Operating expenses: Research and development (1) $ 9,460 General and administrative (2) 7,839 Total operating expenses 17,299 Loss from operations (17,299) Other income (expense) Interest income 2,972 Total other income 2,972 Loss before income taxes (14,327) Income tax provision — Net loss and comprehensive loss $ (14,327) (1) Includes related-party amounts from PureTech Health plc of $1.8 million for research and development expenses for the period presented. See Note 14—Related Parties. (2) Includes related-party amounts from PureTech Health plc and Third Rock Ventures of $0.2 million and $0.1 million for general and administrative expenses for the period presented, respectively. See Note 14—Related Parties. The accompanying notes are an integral part of these consolidated financial statements.

F-35 Seaport Therapeutics, Inc. Consolidated Statement of Convertible Preferred Stock and Stockholders' Deficit (In thousands, except share amounts) Series A-1 Convertible Preferred Stock Series A-2 Convertible Preferred Stock Series B Convertible Preferred Stock Common Stock Additional Paid-In Accumulated Total Stockholders' Shares Amount Shares Amount Shares Amount Shares Amount Capital Deficit Deficit Balance as of October 18, 2024 40,000,000 $ — 26,342,102 $ 99,757 44,210,518 $ 209,571 8,150,000 $ 1 $ 9,785 $ (24,901) $ (15,115) Issuance of Series B convertible preferred stock — — — — 3,368,416 16,000 — — — — — Stock-based compensation expense — — — — — — — — 4,593 — 4,593 Net loss — — — — — — — — — (14,327) (14,327) Balance as of December 31, 2024 40,000,000 $ — 26,342,102 $ 99,757 47,578,934 $ 225,571 8,150,000 $ 1 $ 14,378 $ (39,228) $ (24,849) The accompanying notes are an integral part of these consolidated financial statements.

F-36 Seaport Therapeutics, Inc. Consolidated Statement of Cash Flows (In thousands) For the Period October 18, 2024 - December 31, 2024 Operating activities Net loss $ (14,327) Adjustments to reconcile net loss to net cash used in operating activities: Stock-based compensation expense 4,593 Depreciation 25 Amortization of operating lease right-of-use assets 48 Changes in operating assets and liabilities: Prepaid expenses and other current assets (86) Accounts payable 4,733 Related party payable (2,555) Accrued expenses and other current liabilities (47) Operating lease liability 27 Net cash used in operating activities (7,589) Investing activities Purchases of property, plant and equipment (113) Net cash used in investing activities (113) Financing activities Proceeds from the issuance of Series B convertible preferred stock (1) 16,000 Payment of issuance costs associated with issuance of Series A-2 convertible preferred stock (293) Payment of issuance costs associated with issuance of Series B convertible preferred stock (429) Net cash provided by financing activities 15,278 Net increase in cash and cash equivalents 7,576 Cash, cash equivalents, and restricted cash at beginning of period 301,977 Cash, cash equivalents, and restricted cash at end of period $ 309,553 Supplemental disclosure of non-cash operating, financing and investing information: Operating lease right-of-use assets obtained in exchange for lease liabilities $ 4,979 (1) Proceeds from the issuance of Series B convertible preferred stock received after October 18, 2024 The accompanying notes are an integral part of these consolidated financial statements.

F-37 Seaport Therapeutics, Inc. Notes to Consolidated Financial Statements 1. NATURE OF BUSINESS AND BASIS OF PRESENTATION Background Seaport Therapeutics, Inc., and its consolidated subsidiaries, Seaport or the Company, is a clinical-stage biopharmaceutical company advancing the development of neuropsychiatric medicines in areas of high unmet patient needs using the Company's proprietary Glyph™ Platform. The accompanying financial statements include the financial position, results of operations and comprehensive loss, changes in cash flows and stockholder's deficit for the period October 18, 2024 through December 31, 2024, or the Stub Period. In accordance with Rule 3-09 of Regulation S-X, full financial statements of significant equity investments are required to be presented in the annual report of the investor. For purposes of S-X 3-09, the investee’s separate annual financial statements should only depict the period of the fiscal year in which it was accounted for by the equity method by the investor. On October 18, 2024, the Company completed the Series B convertible preferred stock financing, or the Series B Financing. This resulted in a decrease to PureTech LYT’s fully-diluted ownership, resulting in PureTech LYT no longer maintaining a controlling interest in the Company. Accordingly, the Stub Period reflects the activities of the Company after the closing of the Series B Financing. See Note 8—Convertible Preferred Stock, for further disclosure around the issuances of the Company's convertible preferred stock. The Company is subject to risks and uncertainties common to early-stage companies in the biotechnology industry, including, but not limited to, completion of preclinical studies and clinical trials, obtaining regulatory approvals for product candidates, dependence on key personnel, protection of intellectual property, compliance with government regulations, and ability to secure capital necessary to fund operations. Product candidates currently under development by the Company will require significant additional research and development efforts, including preclinical and clinical development, and regulatory approval prior to commercialization. There can be no assurance that the Company’s research and development efforts will be successfully completed, that any product candidates developed will obtain necessary government regulatory approval or that any products, if approved, will be commercially viable. The Company operates in an environment of rapid technological innovation and substantial competition from pharmaceutical and biotechnology companies. Even if the Company’s product development efforts are successful, it is uncertain when, if ever, the Company will realize significant product revenue from product sales. The Asset Transfer and Series A Financing The Company was incorporated in April 2024 by PureTech LYT Inc., or PureTech LYT, a wholly owned subsidiary of PureTech, as the sole stockholder, and the Company issued 1,000 shares of its common stock to PureTech LYT. On April 8, 2024, or the Asset Transfer Date, the Company entered into an Asset Transfer Agreement, or the Asset Transfer, with PureTech Health LLC and PureTech LYT, pursuant to which PureTech Health LLC and PureTech LYT, agreed to contribute, convey, assign, transfer and deliver to the Company all of its right, title and interest in, to and under the assets related to its Glyph Technology and Products. As consideration, the Company issued to PureTech LYT, 40,000,000 shares of its Series A-1 convertible preferred stock and 949,000 shares of its common stock on the Asset Transfer Date, and also agreed to contingent payments to PureTech upon successful development and commercialization of products developed using the Glyph technology platform, or each Seaport Glyph Product, including; (i) low single digit tiered royalties; (ii) milestone payments up to $15.0 million upon achievement of specified milestones; and (iii) a percentage of net income generated by the Company from third parties on any products licensed under agreements which were transferred as part of the Asset Transfer Agreement. The Company determined that the Asset Transfer and related spin-off transaction represented the transfer of a business between entities under common control. As a result, the net liabilities were transferred from PureTech to the Company at PureTech’s carrying amounts on the Asset Transfer Date and the Company ascribed a nil value to the convertible preferred stock and common stock issued to PureTech Health LLC and PureTech LYT. Concurrently, upon entry into the Asset Transfer, the Company entered into a stock purchase agreement with PureTech LYT and other third-party investors, pursuant to which the Company issued and sold shares of its Series A-2 convertible preferred stock, or the Series A Financing, and together with the Asset Transfer, the Transaction. See Note 8—Convertible Preferred Stock, for further details. PureTech continues to provide various research and development and corporate services under the transition services agreement, or TSA, which was initially set to terminate one year following the date of the Asset Transfer Agreement. In March 2025 the Company extended the TSA for an additional six months. The company may incur additional operating expenses for these services once the TSA expires.

F-38 Basis of Presentation The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, or GAAP. These consolidated financial statements include the accounts of Seaport Therapeutics, Inc. and its wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation. Going Concern Management has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements were available to be issued. The Company has incurred losses and negative cash flows from operations, including net losses of $14.3 million and cash flows used in operations of $7.6 million for the Stub Period. The Company expects to continue to generate operating losses and negative cash flows for the foreseeable future as the Company continues to develop its product candidates. The Company’s consolidated financial statements have been prepared assuming it will continue as a going concern, which presumes it will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the ordinary course of business. As of December 31, 2024, the Company believes its cash and cash equivalents of approximately $309.1 million will be sufficient to fund its expected operating expenses and capital expenditure requirements for at least 12 months from the date these consolidated financial statements were available to be issued. Until such time that the Company can generate significant product revenue, if ever, the Company expects to fund its operations through equity offerings or debt financings, credit or loan facilities, collaborations, out-license arrangements, other capital resources, or a combination of one or more of these funding sources. The terms of any financing may adversely affect the holdings or the rights of the Company’s stockholders. The Company’s failure to raise or secure capital as and when needed could have a negative impact on its financial condition and its ability to pursue its business strategies. If adequate funds are not available to the Company, the Company may be required to delay, reduce or eliminate clinical programs, obtain funds through arrangements with collaborators on terms unfavorable to the Company or pursue merger or acquisition strategies. There can be no assurances the Company will be able to obtain additional funding. There is no assurance that the Company will be successful in obtaining sufficient capital on acceptable terms to fund continuing operations, if at all. 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES Use of Estimates The preparation of the Company’s consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of expenses during the reporting period presented. Management of the Company evaluates its estimates which include, but are not limited to, accrued research and development expenses and stock-based compensation expense. Actual results may differ from these estimates under different assumptions or conditions. Cash, Cash Equivalents, and Restricted Cash The Company considers all highly liquid investments that are readily convertible into cash with original maturities of three months or less at the date of purchase to be cash equivalents. The Company invests excess cash primarily in overnight cash sweeps and money market funds which are highly liquid and have high credit ratings. Such investments are subject to minimal credit and market risks. The Company classifies all cash of which use is limited by contractual provisions as restricted cash. Restricted cash is recorded on the consolidated balance sheets as of December 31, 2024 within other non-current assets and includes amounts held as a security deposit for a letter of credit in connection with leased facilities and our corporate card program. The following table summarizes the Company’s cash and cash equivalents, and restricted cash as of (in thousands): December 31, 2024 Cash and cash equivalents $ 309,099 Restricted cash within other non-current assets 454 Total cash, cash equivalents, and restricted cash per the consolidated statement of cash flows $ 309,553

F-39 Concentrations of Credit Risk Financial instruments that potentially expose the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents. All of the Company’s cash, cash equivalents, and restricted cash are deposited in accounts with major financial institutions. Such deposits are in excess of the federally insured limits. The Company invests its excess cash, in line with its investment policy, in money market funds. The Company does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships. Fair Value of Financial Instruments Accounting Standards Codification, or ASC, Topic 820, Fair Value Measurement, or ASC 820, identifies fair value as the exchange price, or exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants, or in the absence of a principal market, the most advantageous market for the investment or liability. As a basis for considering market participant assumptions in fair value measurements, ASC 820 establishes a three-tier fair value hierarchy that gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are as follows: • Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. • Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. • Level 3 inputs are unobservable inputs that reflect the Company’s own assumptions about the assumptions market participants would use in pricing the asset or liability. To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Property and Equipment Property and equipment are stated at cost, less accumulated depreciation, and consists of lab equipment and leasehold improvements. Depreciation of property and equipment are calculated using the straight-line method over the estimated useful lives of the assets. Significant replacements and improvements are capitalized, while maintenance and repairs, which do not improve or extend the life of the respective assets, are charged to expense as incurred. The estimated useful lives of the Company’s respective assets are as follows: Estimated Useful Life Lab equipment 5 years Leasehold improvements The lesser of 5 years or the remaining term of the lease Upon retirement or disposal of property and equipment, the cost and related accumulated depreciation are removed from the consolidated balance sheet and any gain or loss is reflected in the consolidated statement of operations and comprehensive loss. Impairment of Long-Lived Assets Long-lived assets, such as property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Factors that the Company considers in deciding when to perform an impairment review include significant underperformance of the business in relation to expectations, significant negative industry or economic trends and significant changes or planned changes in the use of the assets. If an impairment review is performed to evaluate a long-lived asset group for recoverability, the recoverability of the asset group to be held and used is measured by a comparison of the carrying amount of an asset group to future undiscounted cash flows expected to be generated by the asset group. If the carrying amounts of the asset group is less than its future undiscounted cash flows, an impairment loss is then measured by comparing the fair value of asset group to its respective carrying amount. There have been no impairments of long-lived assets recorded to date. Leases The Company accounts for leases under ASC 842, Leases, or ASC 842. At the inception of an arrangement, the Company determines whether the arrangement is or contains a lease based on the relevant facts and circumstances present in the arrangement. Leases with a term greater than one year are recognized on the balance sheet as right-of-use assets and short-term and long-term lease liabilities, as applicable. The Company typically only includes an initial lease term in its assessment of a lease arrangement, and options to renew a lease are not included in the Company’s assessment unless there is reasonable certainty

F-40 that the Company will renew. The Company has elected not to recognize leases with an original term of one year or less on the balance sheet. Leases contain both lease and non-lease components. Non-lease components may include common area maintenance, utilities, and other operating costs. The Company combines the lease and non-lease components in its lease arrangements as a single lease component. Variable costs are not included in the measurement of right-of-use assets and lease liabilities and are expensed when incurred. Operating lease liabilities and their corresponding right-of-use assets are initially recorded at the lease commencement date based on the present value of lease payments measured over the expected remaining lease term. Certain adjustments to right- of-use assets may be required for items such as prepaid lease payments or any incentives received. The Company measures the net present value of lease payments using a discount rate based on the interest rate implicit in the lease or an incremental borrowing rate if the rate implicit in the lease is not readily determinable. The interest rate implicit in the lease contracts is typically not readily determinable, and as a result, the Company estimates an incremental borrowing rate, which reflects the fixed rate at which the Company could borrow on a collateralized basis the amount of the lease payments in the same currency, for a similar term, in a similar economic environment. To estimate the incremental borrowing rate, a credit rating applicable to the Company is estimated using a synthetic credit rating analysis since the Company does not currently have any outstanding third- party debt or a rating agency-based credit rating. Operating lease costs are expensed using the straight-line method over the lease term and are classified within research and development or general and administrative expense based on the use of the underlying facility or using a reasonable allocation method. Assumptions that the Company made at the commencement date are re-evaluated upon occurrence of certain events, including a lease modification. Convertible Preferred Stock The Company has classified its convertible preferred stock as temporary equity on the Company’s consolidated balance sheet due to the terms that allow for redemption of the shares in cash upon certain deemed liquidation events that are not solely within the control of the Company. The Company initially recorded its convertible preferred stock at fair value, net of issuance costs. The occurrence of such deemed liquidation event is not currently probable and thus the carrying values of the convertible preferred stock are not being adjusted to their redemption values. Subsequent adjustments to the carrying values of the convertible preferred stock would be made only when a deemed liquidation event becomes probable. Research and Development Costs Research and development, or R&D, costs are expensed as incurred. Internal costs include personnel related expenses, stock-based compensation, facility and IT costs, and depreciation. External costs include fees for goods and services to conduct clinical and non-clinical activities, such as costs paid to contract research organizations, consulting fees, laboratory services and supplies, and costs incurred in connection with license agreements. The Company is required to estimate its accrued R&D costs as of the end of the reporting period. In accruing R&D costs, the Company estimates the period over which services will be performed or goods will be provided and the level of effort to be performed in each period. The financial terms of the R&D contracts vary and may result in payments that do not match the periods over which the goods or services are provided. The Company accrues costs under its contracts based on analyzing the work performed and amounts paid. In circumstances where amounts have been paid in excess of costs incurred, the Company records the excess as prepaid expense and recognizes research and development expense as the goods are received or the related services are rendered. General and Administrative Expenses General and administrative expenses are primarily comprised of employee-related expenses, including stock-based compensation and occupancy costs, depreciation and third-party expenses related to finance, legal and other general and administrative functions. Intellectual Property Matters The Company expenses costs associated with intellectual property-related matters as incurred and classifies such costs as general and administrative expenses within the consolidated statements of operations and comprehensive loss. Asset Acquisitions and Acquired In-Process Research and Development Expenses The Company accounts for acquisitions of assets or a group of assets that do not meet the definition of a business as asset acquisitions based on the cost to acquire the asset or group of assets, which include certain transaction costs. In an asset acquisition, the cost to acquire is allocated to the identifiable assets acquired and liabilities assumed based on their relative fair values as of the acquisition date. No goodwill is recorded in an asset acquisition. Assets that are acquired in an asset acquisition for use in research and development activities that have an alternative future use are capitalized as in-process research and

F-41 development, or IPR&D. Acquired IPR&D that has no alternative future use as of the acquisition date is recognized as research and development expense as of the acquisition date. The Company will recognize additional research and development expenses in the future if and when the Company becomes obligated to make contingent milestone payments under the terms of the agreements by which it acquired the IPR&D assets. Contingent consideration in asset acquisitions is measured and recognized when payment becomes probable and reasonably estimable. Subsequent changes in the accrued amount of contingent consideration are measured and recognized at the end of each reporting period and upon settlement as an adjustment to the cost basis of the acquired asset or group of assets, or, if related to IPR&D with no alternative future use, charged to expense. The Company did not recognize any IPR&D expense during the Stub Period. Stock-Based Compensation Employees of the Company participate in the Company’s stock-based compensation plan. Stock-based compensation expense of the Company relates to equity awards issued by the Company to its employees and non-employees under its 2024 Equity Incentive Plan, or the 2024 Plan, including stock options and restricted stock awards with both service and performance- based vesting conditions. Stock-based compensation expense is measured at estimated fair value on the grant date and is recognized as compensation expense over the requisite service period, which is the vesting period during which an employee provides service in exchange for the award. Compensation expense for awards to non-employees is recognized in the same manner as if the Company had paid cash in exchange for the goods or services, which is generally over the vesting period of the award. Forfeitures are accounted for as they occur. Stock-based compensation expense for service-only based awards is recognized on a straight-line basis. Stock-based compensation expense for awards with both performance and service-based vesting conditions is recognized over the requisite service period using an accelerated attribution method, once the performance conditions are considered probable of being achieved, using management’s best estimates. The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option pricing model, which requires inputs based on certain subjective assumptions, including the expected stock price volatility, the expected term of the award, the risk-free interest rate, and expected dividends. The fair value of each restricted stock award granted is measured on the date of grant at the estimated fair value of the common stock. Because there has not historically been a public market for the Company’s common stock, the estimated fair value of common stock was determined by the Company’s Board of Directors as of the date of each option grant, with inputs from management, considering third-party valuations of its common stock as well as the Company’s Board of Directors’ assessment of additional objective and subjective factors that it believed were relevant. These third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately Held Company Equity Securities Issued as Compensation. The Company estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies. The expected term of the Company’s stock options has been determined utilizing the “simplified” method. The risk- free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant for time periods approximately equal to the expected term of the award. There is no expected dividend yield since the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. The Company classifies stock-based compensation expense in the consolidated statements of operations and comprehensive loss in the same manner in which the award recipients’ payroll costs are classified or in which the award recipients’ service payments are classified. See Note 10—Stock-Based Compensation, for more information. Income Taxes The Company recognizes income taxes under the asset and liability method. Deferred income taxes are recognized for differences between the financial reporting and tax basis of assets and liabilities at enacted statutory tax rates in effect for the years in which the differences are expected to reverse. The effect on deferred taxes of a change in tax rates are recognized in income in the period that includes the enactment date. In evaluating the Company’s ability to recover its deferred tax assets, the Company considers all available positive and negative evidence including its past operating results, the existence of cumulative losses in the most recent fiscal years, changes in the business in which the Company operates and its forecast of future taxable income. In determining future taxable income, the Company is responsible for assumptions utilized, including the amount of pre- tax operating income, the reversal of temporary differences and the implementation of feasible and prudent tax planning strategies. These assumptions require significant judgment about the forecasts of future taxable income and are consistent with the plans and estimates that the Company is using to manage the underlying business. The Company accounts for uncertain tax positions using a more-likely-than-not threshold for recognizing and resolving uncertain tax positions. The evaluation of uncertain tax positions is based on factors including, but not limited to, changes in tax law, the measurement of tax positions taken or expected to be taken in tax returns, the effective settlement of matters subject to audit, new audit activity and changes in facts or circumstances related to a tax position. The Company also accrues for potential

F-42 interest and penalties related to unrecognized tax benefits in income tax expense. As of December 31, 2024, the Company had no tax reserves accrued for uncertain tax positions. Comprehensive Loss Comprehensive loss is comprised of net loss and other comprehensive loss. The Company has no components of other comprehensive loss. Therefore, net loss equals comprehensive loss for the period presented. Recently Issued Accounting Standards Updates From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard-setting bodies that are adopted by Seaport as of the specified effective date. Unless otherwise discussed, Seaport believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption. In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurements of Credit Losses on Financial Instruments, or ASU 2016-13, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss model. It also eliminates the concept of other-than temporary impairment and requires credit losses related to available-for-sale debt securities to be recorded through an allowance for credit losses rather than as a reduction in the amortized cost basis of the securities. These changes will result in the earlier recognition of credit losses, if any. In May 2019, the FASB issued ASU No. 2019-05, Financial Instruments—Credit Losses (Topic 326): Targeted Transition Relief, or ASU 2019-05, which provides additional implementation guidance on the previously issued ASU 2016-13. For the Company, both ASU 2016-13 and ASU 2019-05 were effective for fiscal years beginning after December 15, 2022. The Company adopted the standard effective January 1, 2023 on a modified-retrospective basis which did not have a material impact on the Company’s consolidated financial statements. In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, or ASU 2023-09. This amended guidance applies to all entities and broadly aims to enhance the transparency and decision usefulness of income tax disclosures. For public entities, the amendments in this update are effective for fiscal years beginning after December 15, 2024 and for entities other than public entities, the amendments in this update are effective for fiscal years beginning after December 15, 2025. Early adoption is permitted for any annual periods for which financial statements have not been issued or made available for issuance. Seaport is currently analyzing the impact that ASU 2023-09 may have on the consolidated financial statements for fiscal years beginning after December 15, 2024. In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, or ASU 2024-03, which is intended to provide more detailed information about specified categories of expenses (purchases of inventory, employee compensation, depreciation and amortization) included in certain expense captions presented on the statement of operations. The guidance in ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The amendments may be applied either (1) prospectively to financial statements issued for periods after the effective date of ASU 2024-03 or (2) retrospectively to all prior periods presented in the financial statements. Seaport is currently evaluating the impact that the adoption of ASU 2024-03 may have on its consolidated financial statements and disclosures for fiscal years beginning after December 15, 2026. 3. PREPAID EXPENSES AND OTHER CURRENT ASSETS Prepaid expenses and other current assets consisted of the following (in thousands): December 31, 2024 Prepaid research and development $ 389 Prepaid employee compensation and benefits 271 Prepaid, other 393 Total prepaid expenses and other current assets $ 1,053

4. FAIR VALUE MEASUREMENTS

The following table sets forth by level, within the fair value hierarchy, the financial assets and liabilities carried at fair value on a recurring basis (in thousands):

	December 31, 2024			
	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Financial Assets:				
Money market funds	$ 308,849	$ 308,849	$ -	$ -
Total financial assets	$ 308,849	$ 308,849	$ -	$ -

As of December 31, 2024, the Company's cash equivalents consisted of money market funds, classified as Level 1 financial assets, as these assets are valued using quoted market prices in active markets without any valuation adjustment. As of December 31, 2024, the Company had no financial liabilities that required fair value measurement.

The carrying amounts reflected in the consolidated balance sheets for prepaid expenses and other current assets, accounts payable, related party payable and accrued expenses and other current liabilities approximate fair value due to their short-term nature.

5. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following (in thousands):

	December 31, 2024
Lab equipment	$ 976
Leasehold improvements	101
Total	1,077
Less: Accumulated depreciation	(837)
Property and equipment, net	$ 240

Depreciation expense was $25 thousand for the Stub Period.

6. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following (in thousands):

	December 31, 2024
Accrued research and development expenses	$ 1,567
Accrued personnel and bonus expense	2,915
Accrued professional and legal fees	384
Accrued other	342
Accrued expenses and other current liabilities	$ 5,208

7. MONASH LICENSE AGREEMENT

On August 1, 2017, or the Monash License Effective Date, PureTech entered into a license agreement with Monash University, or the Monash License Agreement. In April 2024 pursuant to the Asset Transfer, PureTech assigned to the Company, and the Company assumed all rights and obligations under the Monash License Agreement.

Pursuant to the Monash License Agreement, PureTech was granted (i) a worldwide, exclusive, sub-licensable license under certain Monash University patent rights related to the Glyph™ platform, or the Licensed Patents, and related intellectual property for the purpose of commercialization of such Licensed Patents and intellectual property for the purpose of research and development activities in all fields (except for Vitamin E and its derivatives); (ii) a worldwide, non-exclusive sub-licensable license under certain background technology and other intellectual property strictly to the extent necessary to avoid intellectual property infringement; and (iii) a first right of refusal and exclusive option to secure an exclusive license to future intellectual

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F-44 property developed by Monash under the Monash License Agreement, on reasonable commercial terms to be agreed between the parties, in order to use reasonable commercial efforts to commercialize the Licensed Patents. Under the Monash License Agreement, the parties agreed to research projects and to perform research and development activities in accordance with such project plans, and the company is solely responsible for commercialization efforts of the Licensed Patents and intellectual property. The term of the Monash License Agreement will continue from the Monash License Effective Date, to the later of 10 years from the first commercial sale of the last product in any territory, or the date upon which the last of the Licensed Patents under the Monash License Agreement expires. Upon entering into the Monash License Agreement, PureTech paid Monash a one-time upfront fee of $25,000 and issued to Monash 625,000 shares of restricted common stock of one of its’ wholly-owned subsidiaries. As additional consideration for the licenses granted by Monash University, the Company is obligated to pay: (i) low-single digit royalties with a rate based on net sales per calendar year (subject to certain reductions) during the term of the Monash License Agreement; (ii) a low-double digit percentage of any net income received under a sublicense to an unaffiliated third party with the percentage varying based on the development stage of licensed products at the time the sublicense is granted during the term of the Monash License Agreement; (iii) an annual payment for an agreed upon number of years to progress research and development; (iv) a $30,000 annual maintenance fee during the term of the agreement; (v) milestone payments in the event of successful development milestones of up to $1.1 million per Licensed Product for the first three Licensed Products; and (vi) milestone payments in the event of successful commercial milestones of up to $7.3 million per Licensed Product for the first three licensed products. Research and development milestones are recorded as expense when the milestone is considered probable of achievement. The Monash License Agreement was determined to represent an asset acquisition, as the acquired licenses and intellectual property did not meet the definition of a business. All upfront consideration paid in exchange for the Monash License Agreement was expensed as research and development upon execution of the agreement, as the Licensed Patents and intellectual property was determined to represent in-process research and development with no alternative future use. As of December 31, 2024, two development milestones under the Monash License Agreement totaling $0.2 million have been achieved and were paid by PureTech as they occurred prior to the formation of the Company. No other milestones have occurred or have been paid under the Monash License Agreement. During the Stub Period, the Company incurred no expense associated with annual research funding fees and $30,000 in annual maintenance fees under the Monash License Agreement, which was accrued on the consolidated balance sheet as of December 31, 2024. 8. CONVERTIBLE PREFERRED STOCK The Company has issued Series A-1 convertible preferred stock, or the Series A-1 Preferred Stock, Series A-2 convertible preferred stock, or the Series A-2 Preferred Stock, and Series B convertible preferred stock, or the Series B Preferred Stock, and collectively with the Series A-1 Preferred Stock and Series A-2 Preferred Stock, the Preferred Stock. Series A-1 and Series A-2 Preferred Stock In April 2024, the Company issued to PureTech LYT, a wholly owned subsidiary of PureTech, 40,000,000 shares of its Series A-1 Preferred Stock, as part of the consideration for the assets contributed to the Company as part of the Asset Transfer Agreement. No value was assigned to the Series A-1 Preferred Stock as it represented consideration paid as part of a common control transaction. See Note 1—Nature of Business and Basis of Presentation, for further disclosure of the Asset Transfer Agreement. Concurrently, upon the issuance of the Series A-1 Preferred Stock to PureTech LYT, the Company entered into a Series A-2 Preferred Stock Purchase Agreement, or the Series A-2 Financing, with PureTech LYT and other third-party investors pursuant to which the Company issued and sold 26,342,102 shares of its Series A-2 Preferred Stock at a price of $3.80 per share for gross aggregate proceeds of $100.1 million. See Note 14—Related Parties, for further disclosure around the issuances of the Company's Series A-2 Preferred Stock to related parties. Series B Preferred Stock The Company entered into a stock purchase agreement with new and existing investors, or the Series B Financing, pursuant to which the Company issued and sold an aggregate amount of 44,210,518 shares of its Series B Preferred Stock at a purchase price of $4.75 per share prior to the Stub Period and 3,368,416 shares of its Series B Preferred Stock at a purchase price of $4.75 per share during the Stub Period, for gross aggregate proceeds of $226.0 million. See Note 14—Related Parties, for further disclosure around the issuances of the Company's Series B Preferred Stock to related parties. Upon issuance of the Preferred Stock, the Company assessed the embedded conversion and liquidation features of the securities and determined that such features did not require the Company to separately account for these features.

Preferred Stock consisted of the following (in thousands, except share and per share amounts):

	Preferred Stock Authorized	Preferred Stock Issued and Outstanding	Carrying Value	Liquidation Preference	Conversion Price per Share	Common Stock Issuable Upon Conversion
Series A-1 Preferred Stock	40,000,000	40,000,000	$ -	$ 4,000	$ 0.10	40,000,000
Series A-2 Preferred Stock	26,342,102	26,342,102	99,757	100,100	$ 3.80	26,342,102
Series B Preferred Stock	47,578,938	47,578,934	225,571	226,000	$ 4.75	47,578,934
Total Preferred Stock	113,921,040	113,921,036	$ 325,328	$ 330,100		113,921,036

As of December 31, 2024, the holders of the Preferred Stock have the following rights and preferences:

Voting

The holders of the Preferred Stock are entitled to vote, together with the holders of common stock, as a single class, on all matters submitted to the shareholders for a vote and are entitled to the number of votes equal to the number of shares of common stock into which the convertible preferred stock would convert on the record date for determination of shareholders entitled to vote. The holders of convertible preferred stock generally vote together as a single class with holders of common stock except that, (i) the holders of Series A-1 Preferred Stock, exclusively and voting together as a separate class on an as converted basis, shall be entitled to elect two (2) directors of the Company, each, a Series A-1 Director, (ii) the holders of record of the shares of Series A-2 Preferred Stock, exclusively and voting together as a separate class on an as converted basis, shall be entitled to elect two (2) directors of the Company, each, a Series A-2 Director, (iii) the holders of record of the shares of Series B Preferred Stock, exclusively and voting together as a separate class on an as converted basis, shall be entitled to elect one (1) director of the Company, or the Series B Director and, together with the Series A-1 Directors and Series A-2 Directors, each, a Preferred Director.

Further, a majority vote of the holders of the Company's convertible preferred stock is required to, among others, liquidate or dissolve the Company, amend the certificate of incorporation or bylaws, reclassify common stock or establish another class of capital stock, create shares that would rank senior to or authorize additional shares of convertible preferred stock, declare a dividend or make a distribution, or change the authorized number of directors constituting the board of directors.

Dividends

The holders of the Preferred Stock are entitled to participate in any dividends payable to common stockholders on an as converted basis and have priority over the payment of dividends to holders of common stock.

In the case of a dividend on common stock or any class of stock that is convertible into common stock, the dividend per share of convertible preferred stock would equal the product of (A) the dividend payable on each share of such class or series as if all shares of such class or series had been converted into common stock and (B) the number of shares of common stock issuable upon conversion of such share of convertible preferred stock. In the case of a dividend on any class or series that is not convertible into common stock, the dividend per share of convertible preferred stock would be determined by (A) dividing the amount of dividend payable on each share of such class or series of capital stock by the original issue price of such class or series and (B) multiplying such fraction by the original issue price of the applicable class of convertible preferred stock.

Conversion

Each outstanding share of Preferred Stock is convertible, at any time, at its holder's discretion, and without the payment of additional consideration, into such whole number of fully paid, non-assessable shares of common stock, at the applicable conversion ratio then in effect. The conversion price for each share of Preferred Stock shall initially be equal to the original issuance price for such series of Preferred Stock and is subject to standard anti-dilutive adjustments for share splits and similar transactions. In the event certain conditions are not met prior to March 31, 2026, the conversion price of the Series B Preferred Stock will be reduced to $3.80. As of December 31, 2024, these conditions have not been met.

Each outstanding share of Preferred Stock shall automatically be converted into fully-paid, non-assessable shares of common stock upon the earliest to occur of (i) the consummation of a qualified initial public offering at a public offering price of at least $5.70 per share, in a firm commitment resulting in at least $100.0 million of gross proceeds or (ii) the date specified by vote or written consent of the holders of at least a majority of the outstanding shares of the Preferred Stock, voting together as a single class on an as-converted basis, and the holders of a majority of the outstanding shares of Series A-2 Preferred Stock and Series B Preferred Stock, which majority must include at least one new investor from the Series B Financing that holds at least 2,100,000 shares of Series B Preferred Stock, voting together as a single class on an as-converted basis, or the Requisite Holders, and the holders of at least 65% of the then-outstanding shares of Series B Preferred Stock, or the Series B Majority.

There shall be no adjustment in the conversion price of the Convertible Preferred Stock as a result of the issuance or deemed issuance of additional shares of the Company's common stock if the Company receives written notice from the holders of at least a majority of the then outstanding shares of Convertible Preferred Stock, voting together as a single class, and, solely in the respect of an adjustment in the conversion price of the Series B Preferred Stock, the Series B Majority, agreeing that no

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F-46 such adjustment shall be made as the result of the issuance or deemed issuance of additional shares of the Company’s common stock. Liquidation In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, or upon the occurrence of a Deemed Liquidation Event (as defined below), the holders of shares of Preferred Stock then outstanding shall be entitled, on a pari passu basis among the series of Preferred Stock, to be paid out of the assets or funds of the Company available for distribution to stockholders before any payment is made to the holders of common stock. The holders of Preferred Stock are entitled to an amount per share equal to the greater of (i) the original issue price for such series, plus any dividends declared but unpaid thereon, or (ii) the amount that would have been payable had all shares of each series of Preferred Stock been converted into common stock immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event. After the payment in full of the Preferred Stock preference amount, the remaining assets of the Company available for distribution to stockholders shall be distributed among the holders of common stock on a pro rata basis. Each of the following events shall be considered a “Deemed Liquidation Event,” unless the Requisite Holders, elect otherwise; a merger, consolidation, statutory conversion, transfer, domestication, continuance involving the Company or a subsidiary, or a sale, lease or transfer of substantially all of the assets of the Company. Redemption The Preferred Stock does not have any redemption rights, except for the contingent redemption upon the occurrence of a Deemed Liquidation Event. 9. COMMON STOCK The voting, dividend and liquidation rights of the holders of the Company’s common stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth above. Each share of common stock entitles the holder to one vote, together with the holders of the Preferred Stock, on all matters submitted to the stockholders for a vote. The holders of common stock are entitled to receive dividends, if any, as declared by the Company’s board of directors, subject to the preferential dividend rights of Preferred Stock. As of December 31, 2024, no dividends have been declared or paid. As of December 31, 2024, the Company had authorized 159,070,000 shares of common stock, of which 8,150,000 were issued and outstanding, including 902,778 unvested shares of restricted common stock that are subject to service-based vesting as of December 31, 2024. See Note 10—Stock-based compensation for further disclosure of unvested restricted common stock issued by the Company. The Company had no shares of common stock outstanding or any potentially dilutive equity instruments for any period prior to its formation and the Asset Transfer. 10. STOCK-BASED COMPENSATION 2024 Equity Incentive Plan The 2024 Equity Incentive Plan, or the 2024 Plan, was approved by the Company's Board of Directors and the Company's stockholders and became effective in April 2024. Under the 2024 Plan, the Company can issue incentive stock options, stock appreciation rights, restricted stock, restricted stock units, and other stock-based awards to employees, directors, and consultants of the Company. The 2024 Plan is administered by the Company's Board of Directors, or by a committee at the discretion of the Board of Directors. The exercise prices, vesting and other restrictions are determined at the discretion of the Board of Directors, or its committee if so delegated, except that exercise prices of each stock option shall not be less than 100% of the fair market value of the Company's common stock and that each stock option term cannot exceed 10 years. The Company’s Board of Directors determines the fair market value of the Company’s common stock, taking into consideration its most recently available valuation of common stock performed by third parties as well as additional factors which may have changed since the date of the most recent contemporaneous valuation through the date of grant. A total of 10,000,000 shares of common stock were initially reserved for issuance under the 2024 Plan, and it was subsequently amended to allow for the issuance of up to 38,607,011 shares of common stock. As of December 31, 2024, there were 7,102,683 awards available for future grants under the 2024 Plan. Shares of common stock underlying any awards that are forfeited, canceled or reacquired by the Company prior to vesting will again be available for the grant of awards under the 2024 Plan. Until the Company competes an Initial Public Offering, the Company will continue to grant additional equity awards to certain individuals to maintain in total 12.5% ownership on a fully-diluted basis as specified by underlying agreements. The vesting periods for stock options issued under the 2024 Plan generally vest over four years with a one-year cliff and equal monthly installments thereafter and may be subject to accelerated vesting. Performance-based options vest in three annual installments that are contingent upon the achievement of the Company's annual goals. Restricted stock awards, the vesting periods can vary and may contain acceleration vesting that would result in their unvested shares to become fully vested upon the occurrence of certain events.

2024 Plan Stock Option Activity

The following is a summary of the Company's stock option award activity under the 2024 Plan during the Stub Period:

	Number of Stock Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding at October 18, 2024	17,419,561	$ 0.97	—	$ —
Granted	7,145,285	2.35	—	—
Forfeited	(29,018)	0.97	—	—
Outstanding at December 31, 2024	24,535,828	$ 1.37	9.60	$ 23,999
Vested and expected to vest at December 31, 2024	24,535,828	$ 1.37	9.60	$ 23,999
Exercisable at December 31, 2024	10,033,498	$ 1.27	9.60	$ 10,800

The table above excludes the 718,500 performance-based options which have an exercise price of $2.35 per share, that were approved to be issued by the Company's Board of Directors in December 2024, but which have not yet been deemed granted from an accounting perspective as of December 31, 2024.

The Company utilized the Black-Scholes option-pricing model for estimating the fair value of the stock options issued under the 2024 Plan on each grant date. The following table presents the ranges of assumptions used by the Company in the Black-Scholes option-pricing model during the Stub Period:

	December 31, 2024		
Expected term (in years)	5.19	-	6.07
Risk-free interest rate	4.20%	-	4.39%
Volatility	90.46%	-	92.33%
Dividend yield	0%	-	0%

The weighted-average grant date fair value of options granted during the Stub Period was $1.77 per share. The aggregate intrinsic value is calculated as the difference between the exercise price and the fair value of the Company's common stock at December 31, 2024.

As of December 31, 2024, there was $16.0 million in unrecognized stock-based compensation expense associated with issued and outstanding service-based stock options, which is expected to be recognized over a weighted-average period of 1.6 years.

2024 Plan Restricted Stock Awards

The Company has granted restricted stock awards to certain members of the Company's Board of Directors and Chief Executive Officer. Of the total 6,250,000 restricted stock awards granted: (i) 2,500,000 have service-based vesting in equal monthly installments over a three-year period, of which 50% of the unvested amount was subject to accelerated vesting upon the close of the Series B Financing and 50% of any unvested amounts is subject to future acceleration upon the close of an initial public offering; and (ii) 3,750,000 have performance based vesting which vested in full upon the close of the Series B Financing, which occurred immediately preceding the Stub Period.

The following is a summary of the Company's restricted stock award activity under the 2024 Plan during the Stub Period:

	Number of Units	Weighted-Average Fair Value
Unvested at October 18, 2024	972,222	$ 0.97
Vested	(69,444)	0.97
Unvested at December 31, 2024	902,778	$ 0.97

No restricted stock awards were granted during the Stub Period. The total fair value of the restricted stock awards that vested during the Stub Period was $0.1 million and the total stock-based compensation associated with the restricted stock awards during the Stub Period was $0.1 million. As of December 31, 2024, there was $0.9 million in unrecognized stock-based

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compensation expense associated with issued and outstanding restricted stock awards, which is expected to be recognized over a weighted-average period of 1.1 years.

PureTech Stock-Based Compensation Plan

PureTech has stock-based compensation plans which provide for granting equity awards, including non-qualified and incentive stock options, restricted stock, restricted stock units, cash-based awards, and performance shares to employees, officers and directors of, and consultants to, PureTech. All stock-based compensation plans were managed on a consolidated basis by PureTech. Seaport employees continued to vest in their previously granted PureTech equity awards up until the completion of the Company's Series B Financing in October 2024 at which time PureTech no longer maintained a controlling interest in the Company. With the exception of restricted stock units granted to an employee of Seaport for services performed to PureTech, all other Seaport employees forfeited their unvested awards in October 2024 as the employees were no longer deemed to be continuing service providers under PureTech's plan. As of December 31, 2024, Seaport employees held 873,617 of outstanding vested options that Seaport employees had 90 days to exercise from October 2024. There was no stock-based compensation expense recognized during the Stub Period related to PureTech awards held by Seaport employees.

Stock-Based Compensation Expense

The following table represents stock-based compensation expense recorded in the Company's consolidated statement of operations and comprehensive loss (in thousands):

	For the Period October 18, 2024 - December 31, 2024	
Research and development	$	254
General and administrative		4,339
Stock-based compensation expense	$	4,593

11. INCOME TAXES

The following table presents the components of loss before income taxes (in thousands):

	For the Period October 18, 2024 - December 31, 2024	
US	$	(14,327)
Foreign		—
Loss before the provision for income taxes	$	(14,327)

There is no income tax expense or benefit for the Stub Period.

A reconciliation of the federal statutory income tax rate to the effective tax rate is as follows:

	For the Period October 18, 2024 - December 31, 2024
Income tax provision at statutory rate	21.0%
U.S. state income taxes, net of U.S. federal benefit	5.8%
Change in valuation allowance	(31.2)%
Non-deductible stock compensation	(0.5)%
Tax credits	4.8%
Other	0.1%
Income tax provision	—%

The effective income tax rate differs from the U.S. federal statutory rate of 21.0% primarily as a result of the valuation allowance maintained against the Company's net deferred tax assets.

F-48

F-49 Deferred tax assets and liabilities reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities were as follows (in thousands): December 31, 2024 Deferred tax assets: Net operating losses $ 1,940 Tax credits 946 Lease liability 1,349 Accrued expenses 751 Research and development expenses 4,505 Stock-based compensation 2,293 Less: valuation allowance (10,447) Total deferred tax assets $ 1,337 Deferred tax liabilities: Right of use lease asset (1,329) Property and equipment (8) Total deferred tax liabilities $ (1,337) Net deferred tax assets $ — The Company’s change in its valuation allowance account with respect to deferred tax assets is as follows (in thousands): For the Period October 18, 2024 - December 31, 2024 Beginning Balance $ 5,976 Additions 4,471 Ending Balance $ 10,447 The valuation allowance increased during the Stub Period, primarily as a result of the U.S. operating losses incurred, research credits generated, and capitalized research expenses. In determining the need for a valuation allowance, the Company considers the cumulative book income and loss position. The Company has assessed, on a jurisdictional basis, the available means of recovering deferred tax assets, including the ability to carryback net operating losses, or NOLs, the existence of reversing taxable temporary differences, the availability of tax planning strategies, and forecasted future taxable income. At December 31, 2024, the Company maintained a full valuation allowance against its net deferred tax assets, as it has concluded that it is more likely than not that the deferred assets will not be utilized. As of December 31, 2024, the Company had U.S. federal net operating losses, or NOLs, of $7.2 million. The U.S. federal NOLs do not expire. As of December 31, 2024, the Company had U.S. federal tax credit carryforwards of $0.7 million that expire at various dates through 2044. As of December 31, 2024, the Company had $6.9 million of state NOLs. These NOLs were generated in Massachusetts and expire at various dates through 2044. As of December 31, 2024, the Company had U.S. state tax credit carryforwards of $0.3 million that expire at various dates through 2038. Under Sections 382 and 383 of the U.S. Internal Revenue Code, if a corporation undergoes an ownership change, the corporation’s ability to use its pre-ownership change NOLs and other pre-ownership change tax attributes, such as research tax credits, to offset its post-change income and taxes may be limited. In general, an ownership change occurs if there is a cumulative change in an entity’s ownership by 5% stockholders that exceeds 50 percentage points over a rolling three-year period. Similar rules may apply under U.S. state tax laws. Under the Tax Cuts and Jobs Act of 2017, the use of federal NOLs arising in taxable years beginning after December 31, 2017 is limited to 80% of current year taxable income and NOLs arising in taxable years ending after December 31, 2017 may not be carried back (though any such NOLs may be carried forward indefinitely). The Company may have experienced an ownership change in the current period and may experience ownership changes in the future as a result of future transactions in its share capital, some of which may be outside of the control of the Company. As a result, if the Company earns net taxable income, its ability to use its pre-ownership change NOLs, or other pre-ownership change tax attributes, to offset U.S. federal and state taxable income and taxes may be subject to significant limitations. At December 31, 2024, all periods are subject to taxation in the United States. NOLs and tax credits in the United States may be subject to adjustments by taxing authorities in future years in which they are utilized.

F-50 12. LEASES In October 2024, the Company entered into an operating lease for office space in Boston, Massachusetts, which commenced in December 2024 and has an initial lease term that continues through October 20, 2030, with no options to extend. In conjunction with entering into the lease, the Company paid a security deposit of $0.2 million in the form of a letter of credit, which is recorded as restricted cash within other non-current assets on the Company's consolidated balance sheet as of December 31, 2024. In December 2024, the Company entered into a lease agreement with a third party for lab space located in Boston, MA. The lease commenced in January 2025 and is for an initial term of 24 months from the commencement date, with no renewal option. Prior to entering into these leases, the Company did not have any leases as it shared office and lab space with PureTech and made payments to PureTech under the TSA. See Note 14—Related Parties for further disclosure of transactions with PureTech. The following table contains a summary of the components of lease costs recognized pertaining to the Company's operating lease for the Stub Period. (in thousands): For the Period October 18, 2024 - December 31, 2024 Lease Cost Operating lease cost $ 75 Variable lease cost — Total lease cost $ 75 The following table contains a summary of other supplemental lease information pertaining to the Company's operating lease for the Stub Period: For the Period October 18, 2024 - December 31, 2024 Other Lease Information Cash paid for amounts included in the measurement of lease liability – operating leases (in thousands) $ — Weighted-average remaining lease term – operating leases 5.8 Weighted-average discount rate – operating leases 6.61 % The table below reconciles future minimum payments under noncancellable operating leases as of December 31, 2024 (in thousands): Operating Leases 2025 $ 1,432 2026 1,635 2027 1,100 2028 1,079 2029 1,112 Thereafter 918 Total lease payment 7,276 Less: interest (1,051) Less: impact of leases not yet commenced (1,219) Total lease liabilities $ 5,006 Current lease liability $ 857 Non-current lease liability $ 4,149

F-51 13. COMMITMENTS AND CONTINGENCIES Legal Matters The Company, from time to time, may be involved with lawsuits arising in the ordinary course of business. The Company is not involved in any pending legal proceedings that it believes could have a material adverse effect on its financial condition, results of operations or cash flows. Contracts The Company enters into contracts in the normal course of business with various third parties for preclinical research studies, clinical trials, testing, manufacturing, and other services. These contracts generally provide for termination upon notice and are cancellable without significant penalty or payment, and do not contain any minimum purchase commitments. Guarantees and Indemnification In the ordinary course of business, the Company may provide indemnification of varying scope and terms to vendors, lessors, business partners and other parties with respect to certain matters including, but not limited to, losses arising out of breach of such agreements or from intellectual property infringement claims made by third parties. In addition, the Company has entered into indemnification agreements with all board of directors that will require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is, in many cases, unlimited. To date, the Company has not incurred any material costs as a result of such indemnifications. The Company is not aware of any claims under indemnification arrangements that could have a material effect on its financial position, results of operations or cash flows, and it has not accrued any liabilities related to such obligations in its consolidated financial statements as of December 31, 2024. 401(k) Plan The Company participates in the PureTech defined-contribution plan under Section 401(k) of the Internal Revenue Code of 1986, or the 401(k) Plan. The 401(k) Plan covers all employees who meet defined minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pre-tax basis. The Company will make a contribution of 3% of each employee's annual compensation up to annual safe harbor limits. The Company has accrued $0.1 million in 401(k) contribution liabilities as of December 31, 2024. Leases See Note 12—Leases, for information related to the Company’s lease obligations. 14. RELATED PARTIES As disclosed in Note 1—Nature of Business and Basis of Presentation, the Company entered into the Asset Transfer Agreement with PureTech. In connection with entering into the Asset Transfer Agreement, the Company entered into the TSA to reimburse PureTech for work performed by certain third-parties to advance the Company's programs and activities. During the Stub Period, the Company incurred $2.0 million of expenses from PureTech under the TSA, of which $1.8 million related to research and development expenses and $0.2 million related to general and administrative expenses, and $0.1 million from Third Rock Ventures related to general and administrative expenses. In April 2024, as part of its Series A-2 Financing, the Company issued and sold 8,421,052 shares of its Series A-2 Preferred Stock to PureTech LYT, at a purchase price of $3.80 per share for gross aggregate proceeds of $32.0 million. Subsequent to the Series A-2 financing, PureTech LYT remained the controlling investor of the Company. In October 2024, as part of its Series B Financing, the Company issued and sold an aggregate 3,031,578 and 494,734 shares of its Series B Preferred Stock to PureTech LYT and to certain of the Company’s management and board of directors, respectively, at a purchase price of $4.75 per share, for gross aggregate proceeds of $14.4 million and $2.3 million, respectively. Subsequent to the Series B Financing, PureTech LYT was no longer a controlling investor of the Company.